QuickLinks -- Click here to rapidly navigate through this document

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-220928
November 6, 2017

Sogou Inc.

        Sogou Inc., or Sogou, has filed a registration statement on Form F-1, including a preliminary prospectus, or the Preliminary Prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the Preliminary Prospectus and other documents Sogou has filed with the SEC for more complete information about Sogou and the offering. Investors should rely upon the Preliminary Prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Sogou has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we or any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by calling J.P. Morgan Securities LLC at +1-866-803-9204, Credit Suisse Securities (USA) LLC at +1-800-221-1037, Goldman, Sachs & Co. LLC at 212-902-1171, or China International Capital Corporation Hong Kong Securities Limited at +1-646-794-8800.

        Sogou Inc. filed an initial registration statement on Form F-1 (registration No. 333-220928) with the SEC via EDGAR on October 13, 2017, and filed Amendment No. 1 to the registration statement, or Amendment No. 1, on October 27, 2017 and Amendment No. 2 to the registration statement, or Amendment No. 2, on November 6, 2017. References to "we," "us," "our," and other terms that are used but not specifically defined in this free writing prospectus are used in the manner described in the Preliminary Prospectus that forms a part of Amendment No. 2, which is available on the SEC website at www.sec.gov. This free writing prospectus reflects certain of the amendments to the preliminary prospectus forming a part of Amendment No. 1 that were made by Amendment No. 2. All references to page numbers are to the page numbers of the Preliminary Prospectus as included in Amendment No. 2.

PROSPECTUS FRONT COVER

        The following sentence replaces the third sentence on the prospectus front cover:

        Our ADSs have been approved for listing on the New York Stock Exchange under the symbol "SOGO."

        The following paragraph is added to the prospectus front cover following the fifth paragraph:

        Xiaochuan Wang, our Chief Executive Officer, has indicated an interest in purchasing up to 2,400,000 of the ADSs being offered in this offering, and certain of our other executive officers and members of our senior management have indicated an interest in purchasing up to an aggregate of 750,000 of the ADSs being offered in this offering, in each case at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the offering price of the ADSs to be purchased by Mr. Wang would be up to approximately US$28.8 million, and the aggregate offering price of the ADSs to be purchased by other executive officers and members of our senior management would be up to approximately US$9.0 million. We and the underwriters are currently under no obligation to sell ADSs to Mr. Wang or such other executive officers and members of our senior management. Any ADSs so purchased by Mr. Wang will not be purchased from ADSs reserved by the underwriters for the directed share program described on pages 9 and 189 of this prospectus. Any ADSs not so purchased by Mr. Wang will be offered by the underwriters to the general public on the same terms as the other ADSs. Any ADSs so purchased by other executive officers and members of our senior management will be purchased from ADSs reserved for the directed share program.

        The following footnote has been added to the table on the prospectus front cover:

	Per ADS	Total

Public offering price	US$	US$

Underwriting discount and commission(1)	US$	US$

Proceeds to us, before expenses	US$	US$

(1)
For a description of compensation payable to the underwriters, see "Underwriting."

PROSPECTUS SUMMARY

        The following paragraph replaces the second paragraph on page 2:

        We have recorded substantial revenue growth, with an increase from US$386.4 million in 2014 to US$591.8 million in 2015 and US$660.4 million in 2016 and an increase from US$488.8 million for the nine months ended September 30, 2016 to US$630.6 million for the nine months ended September 30, 2017. We generate revenues primarily from search and search-related advertising services, which represented 90.4% and 87.9%, respectively, of our total revenues in the year ended December 31, 2016 and for the nine months ended September 30, 2017.

        The disclosure regarding lock-up under the heading "The Offering" on page 8 is revised as follows (inserted text is underlined):

Lock-up	We, all of our directors and executive officers and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares, other than the ADSs offered and sold in this offering, for a period of 180 days following the date of this prospectus. Under the lock-up agreement between Xiaochuan Wang, our Chief Executive Officer, and the underwriters, Mr. Wang and his affiliates may pledge or create other security interests in the Class A Ordinary Shares or ADSs they hold, or the Pledged Securities, to secure any of his or his affiliates' payment obligations under a loan agreement with a principal amount of up to US$40 million expected to be entered into on or about November 7, 2017. In the event of any enforcement by the lender under such loan agreement of its security interests in the Pledged Securities following a default on the loan, the lender will be entitled to resell the Pledged Securities without regard to the lock-up agreement entered into by Mr. Wang. See "Shares Eligible For Future Sale—Lock-Up Agreements" for additional information.

        The disclosure regarding Directed Share Program under the heading "The Offering" on page 9 is revised as follows:

Directed Share Program	At our request, the underwriters have reserved up to 2.6 million ADSs being offered by this prospectus for sale at the initial public offering price to our directors, executive officers, employees, business associates and members of their families through a directed share program. We do not know if these persons will choose to purchase all or a portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

        The following is added to the disclosure under the heading "The Offering" on page 9:

Indications of interest	Xiaochuan Wang, our Chief Executive Officer, has indicated an interest in purchasing up to 2,400,000 of the ADSs being offered in this offering, and certain of our other executive officers and members of our senior management have indicated an interest in purchasing up to an aggregate of 750,000 of the ADSs being offered in this offering, in each case at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the offering price of the ADSs to be purchased by Mr. Wang would be up to approximately US$28.8 million, and the aggregate offering price of the ADSs to be purchased by other executive officers and members of our senior management would be up to approximately US$9.0 million. We and the underwriters are currently under no obligation to sell ADSs to Mr. Wang or such other executive officers and members of our senior management. Any ADSs so purchased by Mr. Wang will not be purchased from ADSs reserved by the underwriters for the directed share program described above under "Directed Share Program." Any ADSs not so purchased by Mr. Wang will be offered by the underwriters to the general public on the same terms as the other ADSs. Any ADSs so purchased by other executive officers and members of our senior management will be purchased from ADSs reserved for the directed share program.

Mr. Wang informed us that any purchase by him of ADSs in this offering will be financed using the proceeds of a loan expected to be entered into by him or his affiliated entities on or about November 7, 2017 in the principal amount of up to US$40 million from a third-party financial institution, and that up to a combined aggregate of 9.36 million Class A Ordinary Shares, consisting of Class A Ordinary Shares beneficially owned by Mr. Wang prior to the completion of this offering and ADSs purchased by Mr. Wang or his affiliated entities in this offering (including the Class A Ordinary Shares represented by such ADSs), have been or will be pledged to the lender to secure the loan. The pledge of such Class A Ordinary Shares and ADSs is specifically exempted from the provisions of the lock-up agreement between Mr. Wang and the underwriters, as is any sale by the lender of Class A Ordinary Shares and ADSs if the lender were to enforce its security interests under the pledge of such Class A Ordinary Shares or ADSs following a default on the loan, including any private or public sale of such Class A Ordinary Shares or ADSs. In the event of such an enforcement by the lender of its security interests, the Class A Ordinary Shares will be able to be deposited by the lender with the depositary for issuance of ADSs for public sale. See "Risk Factors—Risks Related to Our Class A Ordinary Shares and ADSs—Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline" and "Shares Eligible for Future Sales—Lock-Up Agreements."

        The disclosure regarding the listing under the heading "The Offering" on page 10 is revised as follows:

Listing	Our ADSs have been approved for listing on the New York Stock Exchange under the symbol "SOGO." Our ADSs and shares will not be listed on any other stock exchange or traded on any other automated quotation system.

        The following sentence replaces the second sentence of the second paragraph on page 11:

        The summary consolidated statements of comprehensive income data presented below for the nine months ended September 30, 2016 and 2017, the summary consolidated statements of cash flow data presented below for the nine months ended September 30, 2017, and the summary consolidated balance sheet data as of September 30, 2017 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

        The follow columns replace the last two columns of the table on page 11:

	For the Nine Months Ended September 30,
	2016	2017
Revenues:
Search and search-related advertising revenues	444,701	554,411
Other revenues	44,128	76,161
Total revenues	488,829	630,572
Cost of revenues(1)	218,397	323,218
Gross profit	270,432	307,354
Operating expenses:
Research and development(1)	101,067	111,566
Sales and marketing(1)	82,772	106,212
General and administrative(1)	15,074	16,189
Total operating expenses	198,913	233,967
Operating (loss)/income	71,519	73,387
Interest income	4,233	6,187
Foreign currency exchange (loss)/gain	819	(5,277)
Other income/(expenses), net	(26,623)	112
(Loss)/income before income tax expenses	49,948	74,409
Income tax expenses	4,550	7,672
Net (loss)/income	45,398	66,737

(1)
Share-based compensation expense included in:

Cost of revenues	3	5
Research and development	1,285	1,231
Sales and marketing	155	65
General and administrative	1,102	7

	2,545	1,308

        The following columns replace the last three columns of the table on page 12:

	As of September 30, 2017
	Actual (Unaudited)	Pro forma (Unaudited)(1)	Pro forma as adjusted (Unaudited)(2)
Cash and cash equivalents	373,141	373,141	875,190
Total current assets	485,275	485,275	985,680
Total assets	677,174	677,174	1,177,579
Total current liabilities	433,471	433,471	432,722
Total liabilities	433,471	433,471	432,722
Total mezzanine equity(1)	244,404	—	—
Total shareholders' (deficit)/equity(1)	(701)	243,703	744,857

        The following column replace the last column of the table on page 12:

For the Nine Months Ended September 30,
2017
Net cash provided by operating activities	142,677
Net cash used in investing activities	(60,782)
Net cash (used in)/provided by financing activities	(4,098)
Effect of exchange rate changes on cash and cash equivalents	9,266

Net (decrease)/increase in cash and cash equivalents	87,063
Cash and cash equivalents at beginning of the year or period	286,078

Cash and cash equivalents at end of the year or period	373,141

RISK FACTORS

        The following sentence replaces the third sentence of the first paragraph on page 16:

        Our revenues grew from US$488.8 million for the nine months ended September 30, 2016 to US$630.6 million for the nine months ended September 30, 2017.

        The following sentence replaces the last sentence of the first paragraph on page 25:

        Revenues generated by our VIEs represented 18.6%, 18.6%, 24.1%, and 27.1%, respectively, of our total revenues for the years ended December 31, 2014, 2015, and 2016 and for the nine months ended September 30, 2017.

        The following sentences replace the last three sentences of the second paragraph on page 37:

        The amounts of total investment and registered capital of Sogou Technology as of September 30, 2017 were approximately US$100.0 million and US$40.0 million, and two times its net assets was equal to US$516.7 million, meaning that the limit on the proceeds of this offering that would be permitted to loan to Sogou Technology as of September 30, 2017 would be US$516.7 million. The amounts of total investment and registered capital of Sogou Network as of September 30, 2017 were both approximately US$0.8 million, and two times its net assets was equal to negative US$56.8 million, meaning that amount of the proceeds of this offering that we would be permitted to loan to Sogou Technology Network would be US$nil. Two times the net assets of our four VIEs was equal to US$74.2 million (Sogou Information), US$26.4 million (Chengdu Easypay), US$6.3 million (Shi Ji Si Su), and negative US$1.6 million (Shi Ji Guang Su), respectively, as of September 30, 2017, which represent the respective statutory limits on the amounts of loans we would be permitted to make to them as of September 30, 2017.

        The following sentence on page 47 is revised as follows:

        Consequently, when you purchase ADSs in the offering at an assumed initial public offering price of US$12.00, the mid-point of the estimated range of the initial public offering price, you will incur immediate dilution of US$10.12 per ADS.

        The paragraphs under the risk factor entitled "Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline" on page 48 are revised as follows (inserted text is underlined):

        Additional sales of our ADSs or Class A ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 112,764,581 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding assuming the underwriters' overallotment option is not exercised. All ADSs sold in this offering, other than ADSs held by persons deemed to be our "affiliates," will be freely transferable without restriction under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any of these shares may be released prior to the expiration of the lock-up period at the discretion of the lead underwriters for this offering.

        Under the lock-up agreement between Xiaochuan Wang, our Chief Executive Officer, and the underwriters, Mr. Wang and his affiliates may pledge or create other security interests in the Class A Ordinary Shares or ADSs they hold, or the Pledged Securities, to secure any of his or his affiliates' payment obligations under a loan agreement with a principal amount of up to US$40 million expected to be entered into on or about November 7, 2017. In addition, if the market price of our ADSs were to decline considerably, Mr. Wang could be required by the lender to increase the number of Class A Ordinary Shares subject to the pledge. In the event of any enforcement by the lender under such loan agreement of its security interests in the Pledged Securities and any such additional Class A Ordinary Shares following a default, the lender will be entitled to resell the Pledged Securities and such additional Class A Ordinary Shares without regard to the lock-up agreement entered into by Mr. Wang. See "Shares Eligible for Future Sale—Lock-Up Agreements." Any such enforcement by the lender and sale of the Pledged Securities or such additional Class A Ordinary Shares in the open market, either during the 180-day lock-up period or after the expiration of Mr. Wang's lock-up agreement with the underwriters, could cause the market price of our ADSs to decline.

        In addition, Sohu, Tencent, and Photon Group Limited, a British Virgin Islands company of which Dr. Charles Zhang, the Chairman of or Board of Directors may be deemed to be the beneficial owner, which will hold approximately 33.4%, 38.7%, and 8.2% of the combined total of our outstanding Class A and Class B Ordinary Shares upon completion of this offering, are parties to a registration rights agreement that gives them rights that, if exercised, will permit them to sell some or all of their shares freely in the open market after the expiration of the 180-day lock-up period beginning from the date of this prospectus without regard to the restrictions of Rule 144 under the Securities Act. As of the date of this prospectus, there are options outstanding exercisable for the purchase of an aggregate of 4,337,754 Class A Ordinary Shares. We also may grant or issue additional share options, restricted share units, or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

        The following sentence on page 50 is revised as follows:

        This prospectus also contains translations of Renminbi, or RMB, amounts into U.S. dollars for the convenience of the reader. Unless otherwise indicated, all translations from RMB to U.S. dollars in this prospectus were made at RMB6.6498 to US$1.00, the noon buying rate for October 27, 2017 set forth in the H.10 statistical release of the Board of Governors of the U.S. Federal Reserve Board.

CAPITALIZATION

        The following sentence on page 56 is revised as follows:

        The following table sets forth our capitalization as of September 30, 2017.

        The following table replaces the table on page 57:

	As of September 30, 2017
	Actual	Pro Forma	Pro Forma as Adjusted
	(US$ in thousands)
Mezzanine equity:
Pre-IPO Series A Preferred Shares (62,400,000 shares issued; 32,000,000 shares outstanding; no shares outstanding pro forma and pro forma as adjusted)	20,000	—	—
Pre-IPO Series B Preferred Shares (65,431,579 shares issued and outstanding; no shares outstanding pro forma and pro forma as adjusted)	224,404	—	—

Total mezzanine equity	244,404	—	—
Shareholders' (deficit)/equity:
Pre-IPO Class A Ordinary Shares (174,628,256 shares issued; 159,394,956 shares outstanding; no shares outstanding pro forma and pro forma as adjusted)	164	—	—
Pre-IPO Class B Ordinary Shares (79,368,421 shares issued and outstanding; no shares outstanding pro forma and pro forma as adjusted)	79	—	—
Class A Ordinary Shares (57,437,081 shares outstanding pro forma; 102,437,081 shares issued and outstanding pro forma as adjusted)	—	62	107
Class B Ordinary Shares (278,757,875 shares outstanding pro forma; 278,757,875 shares issued and outstanding pro forma as adjusted)	—	279	279
Additional paid-in capital	24,147	268,453	769,562
Treasury stock (15,233,300 shares)	(27,869)	(27,869)	(27,869)
Retained Earnings	11,715	11,715	11,715
Accumulated other comprehensive loss	(8,937)	(8,937)	(8,937)

Total shareholders' (deficit)/equity	(701)	243,703	744,857

Total capitalization	243,703	243,703	744,857

DILUTION

        The following sentence replaces the last sentence of the second paragraph on page 58:

        Our pro forma net tangible book value as of September 30, 2017 was approximately US$236 million, or US$0.68 per ordinary share and US$0.68 per ADS.

        The following paragraph and the table replace the third paragraph and the table on page 58:

        Without taking into account any other changes in our pro forma net tangible book value after September 30, 2017 other than to give effect to the issuance and sale by us in this offering of 45,000,000 ADSs, representing 45,000,000 Class A Ordinary Shares, assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2017 would be US$737 million or US$1.88 per ordinary share and US$1.88 per ADS. This represents an immediate increase in pro forma net tangible book value of US$1.20 per ordinary share and US$1.20 per ADS to the existing shareholders, and an immediate dilution of US$10.12 per ordinary share and US$10.12 per ADS to investors purchasing ADSs in this offering. The following table illustrates this dilution:

	Per Ordinary Share		Per ADS
Assumed Public offering price	US$	12.00	US$	12.00
Pro forma net tangible book value as of September 30, 2017		US$0.68		US$0.68
Pro forma as adjusted net tangible book value after giving effect to this offering		US$1.88		US$1.88
Amount of dilution in net tangible book value to new investors in this offering	US$	10.12	US$	10.12

        The following paragraph replaces the last paragraph on page 58:

        The following table summarizes, on a pro forma as adjusted basis as of September 30, 2017, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or Class A Ordinary Shares or Class B Ordinary Shares) purchased from us, the total consideration paid and the average price per ordinary share at an assumed initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price per ADS, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

        The following table replaces the table on page 59:

	Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary Share
								Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	346,522,456	89%		US$483,985,331	47%		US$1.40		US$1.40
New investors	45,000,000	11%		US$540,000,000	53%	US$	12.00	US$	12.00

Total	391,522,456	100%	US$	1,023,985,331	100%

EXCHANGE RATE INFORMATION

        The following sentence replaces the last sentence of the second paragraph on page 60:

        On October 27, 2017, the noon buying rate set forth in the H.10 statistical release of the Board of Governors of the U.S. Federal Reserve Board was RMB6.6498 to US$1.00.

        The following table replaces the table on page 60:

	Spot Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017
From January 1 through September 30	6.6533	6.7857	6.9575	6.4773
April	6.8900	6.8876	6.8988	6.8778
May	6.8098	6.8843	6.9060	6.8098
June	6.7793	6.8066	6.8382	6.7793
July	6.7240	6.7694	6.8039	6.7240
August	6.5888	6.6670	6.7272	6.5888
September	6.6533	6.5690	6.6591	6.4773
October (through October 27)	6.6498	6.6237	6.6533	6.5712

Source: Federal Reserve Statistical Release

(1)
Annual and interim-period averages were calculated by using the average of the exchange rates on the last business day of each month during the relevant year or period. Monthly averages were calculated by using the average of the daily business day rates during the relevant month.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following sentence replaces the second sentence of the first paragraph on page 68:

        The selected consolidated statements of comprehensive income data for the nine months ended September 30, 2016 and 2017, the selected consolidated statements of cash flow for the nine months ended September 30, 2017, and the selected consolidated balance sheet data as of September 30, 2017 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

        The follow columns replace the last two columns of the table on page 68:

	For the Nine Months Ended September 30,
	2016	2017
Revenues:
Search and search-related advertising revenues	444,701	554,411
Other revenues	44,128	76,161
Total revenues	488,829	630,572
Cost of revenues(1)	218,397	323,218
Gross profit	270,432	307,354
Operating expenses:
Research and development(1)	101,067	111,566
Sales and marketing(1)	82,772	106,212
General and administrative(1)	15,074	16,189
Total operating expenses	198,913	233,967
Operating (loss)/income	71,519	73,387
Interest income	4,233	6,187
Foreign currency exchange (loss)/gain	819	(5,277)
Other income/(expenses), net	(26,623)	112
(Loss)/income before income tax expenses	49,948	74,409
Income tax expenses	4,550	7,672
Net (loss)/income	45,398	66,737
(1)Share-based compensation expense included in:
Cost of revenues	3	5
Research and development	1,285	1,231
Sales and marketing	155	65
General and administrative	1,102	7
	2,545	1,308

        The following columns replace the last three columns of the table on page 69:

	As of September 30, 2017
	Actual (Unaudited)	Pro Forma (Unaudited)(1)	Pro forma as Adjusted (Unaudited)(2)
Cash and cash equivalents	373,141	373,141	875,190
Total current assets	485,275	485,275	985,680
Total assets	677,174	677,174	1,177,579
Total current liabilities	433,471	433,471	432,722
Total liabilities	433,471	433,471	432,722
Total mezzanine equity(1)	244,404	—	—
Total shareholders' (deficit)/equity(1)	(701)	243,703	744,857

        The following column replaces the last column of the table on page 69:

For the Nine Months Ended September 30,
2017
Net cash provided by operating activities	142,677
Net cash used in investing activities	(60,782)
Net cash (used in)/provided by financing activities	(4,098)
Effect of exchange rate changes on cash and cash equivalents	9,266

Net (decrease)/increase in cash and cash equivalents	87,063
Cash and cash equivalents at beginning of the year or period	286,078

Cash and cash equivalents at end of the year or period	373,141

RECENT DEVELOPMENT

        The section "Recent Development" is deleted in its entirety.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL INFORMATION AND RESULTS OF OPERATIONS

        The following paragraph replaces the third paragraph on page 71:

        We have recorded substantial revenue growth, with an increase from US$386.4 million in 2014 to US$591.8 million in 2015 and US$660.4 million in 2016 and an increase from US$488.8 million for the nine months ended September 30, 2016 to US$630.6 million for the nine months ended September 30, 2017. We generate revenues primarily from search and search-related advertising services, which represented 90.4% and 87.9%, respectively, of our total revenues in the year ended December 31, 2016 and for the nine months ended September 30, 2017.

        The following sentence replaces the last sentence of the second paragraph on page 73:

        Revenues generated from our auction-based pay-for-click services accounted for 75.9%, 76.7%, 77.6%, and 82.7%, respectively, of the total revenues derived from our search and search-related advertising services in 2014, 2015, and 2016 and for the nine months ended September 30, 2017.

        The following columns replace the last two columns of the table on page 76:

	For the Nine Months Ended September 30,
	2016	2017
Revenues:
Search and search-related advertising revenues	444,701	554,411
Other revenues	44,128	76,161
Total revenues	488,829	630,572
Cost of revenues(1)	218,397	323,218
Gross profit	270,432	307,354
Operating expenses:
Research and development(1)	101,067	111,566
Sales and marketing(1)	82,772	106,212
General and administrative(1)	15,074	16,189
Total operating expenses	198,913	233,967
Operating (loss)/income	71,519	73,387
Interest income	4,233	6,187
Foreign currency exchange (loss)/gain	819	(5,277)
Other income/(expenses), net	(26,623)	112
(Loss)/income before income tax expenses	49,948	74,409
Income tax expenses	4,550	7,672
Net (loss)/income	45,398	66,737
(1)Share-based compensation expense included in:
Cost of revenues	3	5
Research and development	1,285	1,231
Sales and marketing	155	65
General and administrative	1,102	7
	2,545	1,308

        The heading "Period-to-Period Comparisons—Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2017" and the disclosure thereunder on pages 77 to 80 are replaced with the following:

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2017

Revenues

        Our revenues were US$488.8 million and US$630.6 million, respectively, for the nine months ended September 30, 2016 and 2017, representing a period-over-period increase of 29.0%.

        Our revenues as reported in U.S. dollars for the nine months ended September 30, 2017 were negatively affected by the depreciation of the RMB. The effective exchange rates we adopted under GAAP for the nine months ended September 30, 2016 and the nine months ended September 30, 2017 were RMB6.5746 and RMB6.7825, respectively, to US$1.00. If the effective exchange rate we used for the nine months ended September 30, 2017 had been the same as the rate we used for the nine months ended September 30, 2016, our total revenues on a non-GAAP constant currency basis for the nine months ended September 30, 2017 would have been US$650.5 million, or up 33.1% period-over-period.

        The following table sets forth the relative percentage of our revenues for the nine months ended September 30, 2016 and 2017 generated from search and search-related advertising services and from other business.

	For the Nine Months Ended September 30,
	2016	% of Revenues	2017	% of Revenues
	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	444,701	91.0%	554,411	87.9%
Other revenues	44,128	9.0%	76,161	12.1%

Total revenues	488,829	100.0%	630,572	100.0%

        Revenue generated from our search and search-related advertising services were US$444.7 million and US$554.4 million, respectively, for the nine months ended September 30, 2016 and 2017, representing a period-over-period increase of 24.7%. The increase in our search and search-related advertising revenues resulted primarily from an increase in our revenues generated from our auction based pay-for-click services, which accounted for 77.4% and 82.7%, respectively, of our search and search-related advertising revenues for the nine months ended September 30, 2016 and 2017. The growth in revenues from auction-based pay-for-click services resulted from increases both in the number of our advertisers and in ARPA. The number of our auction-based pay-for-click advertisers was approximately 100,000 and 115,000, respectively, for the nine months ended September 30, 2016 and 2017, representing a period-over-period increase of 15.0%. The ARPA for auction-based pay-for-click services was US$3,442 and US$3,987, respectively, for the nine months ended September 30, 2016 and 2017, representing a period-over-period increase of 15.8%. The increase in auction-based pay-for-click advertisers was primarily driven by a successful expansion of our network of advertising agencies. The increase in ARPA was attributable to an increase in the number of paid clicks, but ARPA was adversely affected by depreciation of the RMB against the U.S. dollar. The total number of our paid clicks increased by 35.5% from the nine months ended September 30, 2016 to the nine months ended September 30, 2017, primarily driven by strong growth in mobile paid clicks as a result of rapidly growing mobile traffic and an improved click-through rate on the mobile end, which was partially offset by declining PC paid clicks. The revenues generated from our mobile auction-based pay-for-click services accounted for 53% and 80%, respectively, of our total auction-based pay-for-click revenues for the nine months ended September 30, 2016 and 2017

        The rate of growth in our search and search-related advertising revenues from the nine months ended September 30, 2016 to the nine months ended September 30, 2017 was affected by tightened PRC regulation of the online advertising industry during the second half of 2016, which had an adverse impact on the search and search-related advertising market in China in general. See "Risk Factors—Risks Related to China's Regulatory and Economic Environment—PRC regulations relating to sponsored search have had, and may continue to have, an adverse effect on our results of operations."

        Other revenues were US$44.1 million and US$76.2 million, respectively, for the nine months ended September 30, 2016 and 2017, representing a period-over-period increase of 72.6%. The increase in other revenues was primarily attributable to increases in revenues from IVAS, and sales of smart hardware products.

Cost of revenues

        Our overall cost of revenues increased from US$218.4 million for the nine months ended September 30, 2016 to US$323.2 million for the nine months ended September 30, 2017, representing a period-over-period increase of 48.0%. The increase in cost of revenues was primarily attributable to an increase in traffic acquisition costs. We incurred traffic acquisitions costs of US$147.4 million and

US$214.7 million, respectively, for the nine months ended September 30, 2016 and 2017, representing a period-over-period increase of 45.6%. The increase in traffic acquisition costs outpaced the increase in our search and search-related advertising revenues during the same period, primarily due to an increase in the portion of our mobile search traffic that was directed to us by third parties.

        Our cost of revenues as reported in U.S. dollars for the nine months ended September 30, 2017 was also affected by the depreciation of the RMB. If the effective exchange rate of RMB6.7825 to US$1.00 that we used for the nine months ended September 30, 2017 had instead been the same as the rate of RMB6.5746 to US$1.00 that we used for the nine months ended September 30, 2016, our cost of revenues on a non-GAAP constant currency basis for the nine months ended September 30, 2017 would have been US$333.4 million, or up 52.7% period-over-period.

Gross profit

        Gross profit decreased from US$270.4 million for the nine months ended September 30, 2016 to US$307.4 million for the nine months ended September 30, 2017, representing a period-over-period increase of 13.7%. Gross margins were 55.3% and 48.7%, respectively, for the nine months ended September 30, 2016 and 2017. The decrease in our gross margin was mainly due to our traffic acquisition costs being higher as a percentage of our revenues.

Operating expenses

        The following table summarizes the components of our operating expenses for the nine months ended September 30, 2016 and 2017.

	For the Nine Months Ended September 30,
	2016	% of Revenues	2017	% of Revenues
	(US$ in thousands)
Operating expenses:
Research and development	101,067	20.7%	111,566	17.7%
Sales and marketing	82,772	16.9%	106,212	16.8%
General and administrative	15,074	3.1%	16,189	2.6%

Total operating expenses	198,913	40.7%	233,967	37.1%

        Our operating expenses as reported in U.S. dollars for the nine months ended September 30, 2017 were also affected by the depreciation of the RMB. If the effective exchange rate of RMB6.7825 to US$1.00 that we used for the nine months ended September 30, 2017 had instead been the same as the rate of RMB6.5746 to US$1.00 that we used for the nine months ended September 30, 2016, our total operating expenses on a non-GAAP constant currency basis for the nine months ended September 30, 2017 would have been US$241.4 million.

Research and Development Expenses

        Our research and development expenses increased from US$101.1 million for the nine months ended September 30, 2016 to US$111.6 million for the nine months ended September 30, 2017, representing a period-over-period increase of 10.4%. The increase was primarily attributable to increased salary and benefits expenses for our research and development staff, which was driven by increased average salary and higher headcount reflecting our continued efforts to strengthen our AI and other technological capabilities.

Sales and Marketing Expenses

        Our sales and marketing expenses increased from US$82.8 million for the nine months ended September 30, 2016 to US$106.2 million for the nine months ended September 30, 2017, representing a period-over-period increase of 28.3%. The increase was primarily attributable to an increase in both marketing and promotional expenses and salary and benefits expenses for our sales and marketing staff, which was driven by increased average salary and higher headcount.

General and Administrative Expenses

        Our general and administrative expenses increased from US$15.1 million for the nine months ended September 30, 2016 to US$16.2 million for the nine months ended September 30, 2017, representing a period-over-period increase of 7.4%. The increase was primarily attributable to an increase in salary and benefits expenses, which was partially offset by a decrease in share-based compensation expense.

Other Income/(Expenses), Net

        Other expenses, net was US$26.6 million for the nine months ended September 30, 2016, compared to US$0.1 million of other income, net for the nine months ended September 30, 2017. The difference was primarily due to our one-time donation of US$27.8 million to Tsinghua University in the second quarter of 2016 related to our jointly-established Tiangong Research Institute for Intelligent Computing, which is dedicated to research and development in the field of AI.

Income Tax Expenses

        Our income tax expenses were US$4.6 million and US$7.7 million, respectively, for the nine months ended September 30, 2016 and 2017. The increase was mainly due to an increase in our income before income tax expenses.

Net Income

        As a result of the foregoing, we had net income of US$45.4 million and US$66.7 million, respectively, for the nine months ended September 30, 2016 and 2017.

        The following sentence replaces the first sentence of the first paragraph under the heading "Selected Quarterly Results of Operations Data" on page 83:

        The following table sets forth selected unaudited quarterly results of operations data for the eight quarters ended September 30, 2017.

        The column under the heading "Sept. 30, 2015" is deleted in its entirety and the following column is added to the table on page 84:

For the Three Months Ended
Sept. 30, 2017
Revenues:
Search and search-related advertising revenues	225,590
Other revenues	31,755

Total revenues	257,345
Cost of revenues(1)	130,299

Gross profit	127,046
Operating expenses:
Research and development(1)	40,309
Sales and marketing(1)	44,798
General and administrative(1)	6,246

Total operating expenses	91,353

Operating income	35,693
Interest income	2,390
Foreign currency exchange gain/(loss)	(2,475)
Other income/(expenses), net	(42)

Income before income tax expenses	35,566

Income tax expenses/(benefits)	4,593

Net income	30,973
(1)Share-based compensation expense included in:
Cost of revenues	—
Research and development	309
Sales and marketing	7
General and administrative	—

316

        The following paragraph replaces the last paragraph under the heading "Selected Quarterly Results of Operations Data" on page 85:

        The increase in our other revenues from US$24.2 million for the three months ended June 30, 2017 to US$31.8 million for the three months ended September 30, 2017, representing a quarter-on-quarter increase of 31.4%, was primarily attributable to an increase in revenues from sales of smart hardware products and IVAS.

        The following sentence under the heading "Barter Transactions" is revised on page 86:

        For the years ended December 31, 2014, 2015, and 2016 and for the nine months ended September 30, 2017, we engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized.

        The following sentence replaces the first sentence of the second paragraph under the heading "Liquidity and Capital Resources" on page 90:

        As of September 30, 2017, we had cash and cash equivalents of US$373.1 million. Of our cash and cash equivalents, 74% were held in eight financial institutions in China, and 23% were held in one financial institution in Macau.

        The following sentence replaces the last sentence of the second paragraph on page 90:

        Our VIEs held US$15.3 million of our cash and cash equivalents while US$357.8 million was held outside of our VIEs.

        The following column replaces the last column of the table on page 90:

For the Nine Months Ended September 30,
2017
Net cash provided by operating activities	142,677
Net cash used in investing activities	(60,782)
Net cash (used in)/provided by financing activities	(4,098)
Effect of exchange rate changes on cash and cash equivalents	9,266

Net (decrease)/increase in cash and cash equivalents	87,063
Cash and cash equivalents at beginning of the year or period	286,078

Cash and cash equivalents at end of the year or period	373,141

        The following paragraph replaces the first paragraph under the heading "Net Cash Provided by Operating Activities" on page 90:

        For the nine months ended September 30, 2017, US$142.7 million net cash provided by operating activities consisted primarily of our net income of US$66.7 million, adjusted by the add back of non-cash items consisting of US$35.7 million in depreciation and amortization expense, US$1.6 million of deferred tax expense, US$1.3 million of share-based compensation expense, and a US$37.0 million increase in cash due to changes in working capital.

        The following paragraph replaces the first paragraph under the heading "Net Cash Used in Investing Activities" on page 91:

        For the nine months ended September 30, 2017, US$60.8 million net cash used in investing activities consisted of US$54.4 million for fixed asset purchases, US$7.2 million for purchases of financial instruments, and US$7.0 million in purchase of long-term investments, offset by US$7.7 million of proceeds from financial instruments.

        The following paragraph replaces the first paragraph under the heading "Net Cash (Used in)/Provided by Financing Activities "on page 91:

        For the nine months ended September 30, 2017, US$4.1 million net cash used in financing activities was mainly related to the US$3.2 million of repurchase of outstanding ordinary shares from the former president and chief financial officer of the Sohu Group.

        The following sentence under the heading "PRC Restrictions Related to Our VIE Structure" on page 92 is replaced with the following:

        Part of our operations are conducted through our VIEs, which generate a portion of our revenues and held certain cash balances as of September 30, 2017.

        The following sentence replaces the second sentence of the first paragraph under the heading "Capital Expenditures" on page 93:

        Our expenditures for purchase of fixed assets were US$73.9 million and US$54.4 million, respectively, for the nine months ended September 30, 2016 and 2017.

        The following paragraph and table replace the paragraph and table under the heading "Contractual Obligations and Commercial Commitments" on page 93:

        As of September 30, 2017, we had contractual obligation and commercial commitments, relating to operating lease, bandwidth purchase, content and service purchase, and other obligations, as follows:

	Operating Lease Obligations(1)	Bandwidth Purchases	Content and Other Purchases	Others	Total
	(US$ in thousands)
Remainder of 2017	2,356	14,217	309	3,186	20,068
2018	11,784	3,399	44	—	15,227
2019	9,200	1,202	75	—	10,477
2020	103	1,103	31	—	1,237
2021	—	322	—	—	322
Thereafter	—	—	—	—	—

Total	23,443	20,243	459	3,186	47,331

(1)
For the nine months ended September 30, 2016 and 2017, rental expense included in the operating lease was US$7,799 and US$9,411, respectively. For the years ended December 31, 2014, 2015, and 2016, rental expense included in the operating lease was US$9,607, US$9,948, and US$10,075, respectively.

        The last two sentences of the first paragraph under the heading "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk" on page 93 are replaced with the following:

        For example, our revenues for the nine months ended September 30, 2017 were US$630.6 million and our total assets as of September 30, 2017 were US$677.2 million, representing revenues of RMB4.185 billion and total assets of RMB4.494 billion at the exchange rate of RMB6.6533 to $1.00 in effect as of September 30, 2017. If the value of the RMB were to depreciate by 10% against the U.S. dollar, the value of the same amount of revenues and total assets in U.S. dollars would be US$573.2 million and US$615.6 million, respectively.

        The following paragraph replaces the fourth paragraph under the heading "Foreign Currency Exchange Rate Risk" on page 94:

        As of September 30, 2017, we had RMB-denominated cash and cash equivalents and short-term investments of RMB1.840 billion and U.S. dollar-denominated cash and cash equivalents of US$96.0 million. Assuming we had converted our US$96.0 million cash and cash equivalents balance into RMB at the exchange rate of RMB6.6369 to US$1.00 in effect as of September 30, 2017, we would have had a total RMB balance for cash and cash equivalents and short-term investments of RMB2.476 billion as of that date. An appreciation of the RMB of 10% against the U.S. dollar as of September 30, 2017 would have caused the total RMB balance for our cash and cash equivalents and short-term investments to be RMB2.413 billion as of that date after such a hypothetical conversion. Conversely, if we had converted our RMB1.840 billion cash and cash equivalents and short-term investments balance into U.S. dollars at the exchange rate of RMB6.6369 to US$1.00 in effect as of September 30, 2017, we would have had a total U.S. dollar balance for cash and cash equivalents and short-term investments of US$373.1 million as of that date. A depreciation of the RMB of 10% against the U.S. dollar as of September 30, 2017 would have caused us to have a total U.S. dollar balance for our cash and cash equivalents and short-term investments of US$347.9 million as of that date after such a hypothetical conversion.

        The following sentence replaces the fifth sentence of the first paragraph under the heading "Cash and Cash Equivalents" on page 95:

        As of September 30, 2017, 74% of our cash and cash equivalents were held in eight financial institutions in China, and 23% of our cash and cash equivalents were held in one financial institution in Macau.

        The following sentence replaces the last sentence of the first paragraph under the heading "Cash and Cash Equivalents" on page 95:

        As of September 30, 2017, we held no more than approximately 33% of our total cash and cash equivalents at any single institution.

        The following sentence replaces the last three sentence of the second paragraph under the heading "Accounts Receivable" on page 95:

        As of December 31, 2014, 2015, and 2016 and September 30, 2017, our accounts receivable from our top three advertisers or advertising agencies represented 67%, 59%, 54%, and 56%, respectively, of our aggregate accounts receivable balances, and a single advertiser accounted for 54%, 45%, 37%, and 35%, respectively, of those balances. As of December 31, 2014, 2015, and 2016 and September 30, 2017, we had US$25,000, nil, nil, and US$0.4 million, respectively, of allowance for doubtful accounts. No single advertiser or advertising agency accounted for more than 10% of our search and search-related advertising revenues for the years ended December 31, 2014, 2015, and 2016 or for the nine months ended September 30, 2017.

BUSINESS

        The following paragraph replaces the last paragraph under the heading "overview" on page 102:

        We have recorded substantial revenue growth, with an increase from US$386.4 million in 2014 to US$591.8 million in 2015 and US$660.4 million in 2016 and with an increase from US$488.8 million for the nine months ended September 30, 2016 to US$630.6 million for the nine months ended September 30, 2017. We generate revenues primarily from search and search-related advertising services, which represented 90.4% and 87.9%, respectively, of our total revenues in the year ended December 31, 2016 and the nine months ended September 30, 2017.

        The following sentence replaces the second sentence of the first paragraph under the heading "Search and Search-Related Advertising Products and Services" on page 115:

        Revenue generated from our auction-based pay-for-click services accounted for 75.9%, 76.7%, 77.6% and 82.7%, respectively, of the total revenue derived from our search and search-related advertising services in 2014, 2015, and 2016 and for the six months ended September 30, 2017.

PRINCIPAL SHAREHOLDERS

        The following paragraph is added before the table on page 152:

        Xiaochuan Wang, our Chief Executive Officer, has indicated an interest in purchasing up to 2,400,000 of the ADSs being offered in this offering, and certain of our other executive officers and members of our senior management have indicated an interest in purchasing up to an aggregate of 750,000 of the ADSs being offered in this offering, in each case at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the offering price of the ADSs to be purchased by Mr. Wang would be up to approximately US$28.8 million, and the aggregate offering price of the ADSs to be purchased by other executive officers and members of our senior management would be up to approximately US$9.0 million. We and the underwriters are currently under no obligation to sell ADSs to Mr. Wang or such other executive officers and members of our senior management. Accordingly, the figures in the table below do not reflect such possible purchases of ADSs in this offering by Mr. Wang. See "Prospectus Summary" and "Underwriting" for additional information.

        The following sentence is added at the beginning of footnote 6 on page 154:

        Sohu is our controlling shareholder.

RELATED PARTY TRANSACTIONS

        The following paragraph replaces the seventh paragraph under the heading "Business Collaboration with Tencent" on page 157:

        For the three years ended December 31, 2014, 2015, and 2016 and for the six months ended September 30, 2017, US$nil, US$28.5 million, US$32.7 million, and US$41.1 million, respectively, was recognized as expenses payable to Tencent under these business collaboration arrangements.

        The following paragraphs replace the second through the fifth paragraphs under the heading "Arrangements with Sohu and Tencent Entered into in the Ordinary Course of Business" on page 158:

        As of December 31, 2014, 2015, and 2016 and September 30, 2017, we had US$79.5 million, US$74.6 million, US$70.4 million, and US$72.6 million, respectively, due to Sohu and its subsidiaries and VIEs.

        As of December 31, 2014, 2015 and 2016 and September 30, 2017, we had US$32.9 million, US$27.7 million, US$26.7 million and US$28.7 million, respectively, due from Sohu and its subsidiaries and VIEs.

        As of December 31, 2014, 2015 and 2016 and September 30, 2017, we had US$0.9 million, US$5.9 million, US$14.3 million and US$19.5 million, respectively, due to Tencent. The increase of amounts due to Tencent was in line with the increase of spending on mobile search traffic acquired from Tencent in 2015 compared to 2014, and in 2016 compared to 2015.

        As of December 31, 2014, 2015 and 2016 and September 30, 2017, we had US$44,000, US$0.4 million, US$1.4 million and US$3.1 million, respectively, due from Tencent.

SHARES ELIGIBLE FOR FUTURE SALE

        The first paragraph under the heading "Lock-Up Agreements" on page 177 is replaced with the following:

        We, our officers and directors, and certain shareholders have agreed, for a period of 180 days after the date of this prospectus, subject to exceptions as described below, without the prior written consent of J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C., and China International Capital Corporation Hong Kong Securities Limited, not to, (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of our ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, or the Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase the Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the Lock-Up Securities within the meaning of Section 16 of the Exchange Act, or (v) file with the SEC a registration statement under the Securities Act relating to the Lock-Up Securities, or publicly disclose the intention to take any such action. The foregoing restrictions do not apply to (A) the issuance of the Class A Ordinary Shares represented by the ADSs to be sold in this offering and the sale of such ADSs; (B) the grant of restricted share units by us pursuant to the terms of the 2010 Share Incentive Plan; or (C) the issuance of Class A Ordinary Shares by us upon the exercise of share options outstanding as of the date of this prospectus.

        Notwithstanding the foregoing, Xiaochuan Wang, our Chief Executive Officer, and his affiliates, may pledge or create other security interests in the Class A Ordinary Shares or ADSs they hold, or the Pledged Securities, to secure any of his or his affiliates' payment obligations under a loan agreement with a principal amount of up to US$40 million, expected to be entered into on or about November 7, 2017. In the event of any enforcement by the lender under such loan agreement of its security interests in the Pledged Securities, or of any additional Class A Ordinary Shares that Mr. Wang may be required to pledge pursuant to the terms of the loan agreement, following a default, the lender will be entitled to resell the Pledged Securities and such additional Class A Ordinary Shares without regard to the lock-up agreement entered into by Mr. Wang.

UNDERWRITING

        The following paragraphs are added following the second paragraph on page 187:

        Xiaochuan Wang, our Chief Executive Officer, has indicated an interest in purchasing up to 2,400,000 of the ADSs being offered in this offering, and certain of our other executive officers and members of our senior management have indicated an interest in purchasing up to an aggregate of 750,000 of the ADSs being offered in this offering, in each case at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the offering price of the ADSs to be purchased by Mr. Wang would be up to approximately US$28.8 million, and the aggregate offering price of the ADSs to be purchased by other executive officers and members of our senior management would be up to approximately US$9.0 million. We and the underwriters are currently under no obligation to sell ADSs to Mr. Wang or such other executive officers and members of our senior management. Any ADSs so purchased by Mr. Wang will not be purchased from ADSs reserved by the underwriters for the directed share program described below under "Directed Share Program." Any ADSs not so purchased by Mr. Wang will be offered by the underwriters to the general public on the same terms as the other ADSs. Any ADSs so purchased by other executive officers and members of our senior management will be purchased from ADSs reserved for the directed share program.

        Mr. Wang informed us that any purchase by him of ADSs in this offering will be financed using the proceeds of a loan expected to be entered into by him or his affiliated entities on or about November 7, 2017 in the principal amount of up to US$40 million from a third-party financial institution, and that up to a combined aggregate of 9.36 million Class A Ordinary Shares, consisting of Class A Ordinary Shares beneficially owned by Mr. Wang prior to the completion of this offering and ADSs purchased by Mr. Wang or his affiliated entities in this offering (including the Class A Ordinary Shares represented by such ADSs), have been or will be pledged the lender to secure the loan. The pledge of such Class A Ordinary Shares and ADSs is specifically exempted from the provisions of the lock-up agreement between Mr. Wang and the underwriters, as is any sale by the lender of Class A Ordinary Shares and ADSs if the lender were to enforce its security interests under the pledge of such Class A Ordinary Shares or ADSs following a default on the loan, including any private of public sale of such Class A Ordinary Shares or ADSs. In the event of such an enforcement by the lender of its security interests, the Class A Ordinary Shares will be able to be deposited by the lender with the depositary for issuance of ADSs for public sale. Accordingly, such Class A Ordinary Shares and ADSs, plus any additional Class A Ordinary Shares that Mr. Wang might be required to pledge pursuant to the terms of the loan agreement in the event of a considerable decline in the market price of our

ADSs, could come into the public market either during or after the expiration of the 180-day lock-up period. See "Risk Factors—Risks Related to Our Class A Ordinary Shares and ADSs—Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline" and "Shares Eligible for Future Sales—Lock-Up Agreements."

        The following sentence is added to the last paragraph under the heading "Commission and Expenses" on page 189.

        We have agreed to reimburse the underwriters for expenses up to US$10,000 relating to clearance of this offering with FINRA and to pay the costs of any aircraft utilized by us and the underwriters for purposes of the roadshow, including reimbursing the underwriters for the cost of such aircraft to the extent arranged and incurred by the underwriters on our behalf and on behalf of the underwriters.

The paragraph under the heading "Listing" on page 189 is replaced with the following:

        Our ADSs have been approved for listing on the New York Stock Exchange under the trading symbol "SOGO."

        The paragraph under the heading "Directed Share Program" on page 187 is replaced with the following:

        At our request, the underwriters have reserved up to 2.6 million ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates, and members of their families. The directed share program will be administered by Piper Jaffray & Co. We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        The sections entitled "Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2016 and June 30, 2017"; "Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2016 and 2017"; "Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Deficit for the Six Months Ended June 30, 2016 and 2017"; "Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2016 and 2017"; and "Notes to Unaudited Interim Condensed Consolidated Financial Statements" are deleted and replaced by "Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2016 and September 30, 2017"; "Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Nine Months Ended September 30, 2016 and 2017"; "Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Deficit for the Nine Months Ended September 30, 2016 and 2017"; "Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2016 and 2017"; and "Notes to Unaudited Interim Condensed Consolidated Financial Statements." attached hereto as Appendix I.

 Appendix I

SOGOU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2016	September 30, 2017	September 30, 2017
			Pro forma (Note 20)
ASSETS
Current assets:
Cash and cash equivalents	$286,078	$373,141	$373,141
Accounts receivable, net	40,532	68,727	68,727
Prepaid and other current assets	6,835	13,929	13,929
Due from related parties	26,479	29,478	29,478

Total current assets	359,924	485,275	485,275

Long-term investments	22,585	26,136	26,136
Fixed assets, net	117,022	141,328	141,328
Goodwill	5,565	5,816	5,816
Intangible assets, net	2,478	1,657	1,657
Deferred tax assets, net	10,312	9,167	9,167
Other assets (including due from related parties of US$1,564 and US2,300, respectively, as of December 31, 2016 and September 30, 2017)	6,932	7,795	7,795

Total assets	$524,818	$677,174	$677,174

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities, or "VIEs", without recourse to the Company of US$484 and US$20,068, respectively, as of December 31, 2016 and September 30, 2017)	$47,501	$64,651	$64,651
Accrued and other short term liabilities (including accrued and other short term liabilities of consolidated VIEs without recourse to the Company of US$36,464 and US$38,595, respectively, as of December 31, 2016 and September 30, 2017)	131,651	148,275	148,275
Receipts in advance (including receipts in advance of consolidated VIEs without recourse to the Company of US$5,663, and US$8,625, respectively, as of December 31, 2016 and September 30, 2017)	59,574	70,907	70,907
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of US$876 and US$1,134, respectively, as of December 31, 2016 and September 30, 2017)	22,794	23,877	23,877
Taxes payable (including taxes payable of consolidated VIEs without recourse to the Company of US$2,663 and US$2,452, respectively, as of December 31, 2016 and September 30, 2017)	12,336	33,628	33,628
Due to related parties (including due to related parties of consolidated VIEs without recourse to the Company of US$13,050 and US$31,686, respectively, as of December 31, 2016 and September 30, 2017)	84,700	92,133	92,133

Total current liabilities	358,556	433,471	433,471

Total liabilities	$358,556	$433,471	$433,471

Commitments and contingencies (Note 20)
MEZZANINE EQUITY
Series A Preferred Shares (US$0.001 par value; 62,400,000 shares authorized and issued; 32,000,000 shares outstanding as of December 31, 2016 and September 30, 2017; liquidation value of US$33,430 and US$34,330 as of December 31, 2016 and September 30, 2017, respectively; none issued and outstanding on a pro forma basis as of September 30, 2017 (unaudited))	$20,000	$20,000	$—
Series B Preferred Shares (US$0.001 par value; 65,431,579 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, liquidation value of US$536,497 and US$556,666 as of December 31, 2016 and September 30, 2017, respectively; none issued and outstanding on a pro forma basis as of September 30, 2017 (unaudited))	224,404	224,404	—

Total mezzanine equity	244,404	244,404	—

SHAREHOLDERS' (DEFICIT)/EQUITY
Class A Ordinary Shares(US$ 0.001 par value, 391,100,000 shares authorized, 173,502,295 and 174,628,256 shares issued, 157,226,495 and 159,394,956 shares outstanding as of December 31, 2016 and September 30, 2017, respectively; 57,437,081 shares of newly-designated class of Class A Ordinary Shares outstanding on a pro forma basis as of September 30, 2017 (unaudited))	$162	$164	$62
Class B Ordinary Shares (US$ 0.001 par value, 79,368,421 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively; 278,757,875 shares of newly-designated class of Class B Ordinary Shares outstanding on a pro forma basis as of September 30, 2017 (unaudited))	79	79	279
Additional paid-in capital	22,330	24,147	268,453
Treasury stock (US$0.001 par value, 16,275,800 and 15,233,300 shares as of December 31, 2016 and September 30, 2017)	(27,869)	(27,869)	(27,869)
(Accumulated deficit)/Retained earnings	(55,022)	11,715	11,715
Accumulated other comprehensive loss	(17,822)	(8,937)	(8,937)

Total shareholders' (deficit)/equity	(78,142)	(701)	243,703

Total liabilities, mezzanine equity and shareholders' (deficit)/equity	$524,818	$677,174	$677,174

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOGOU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for per share data)

	For the Nine Months Ended September 30,
	2016	2017
Revenues:
Search and search-related advertising revenues (including transactions with related parties of US$4,485 and US$7,254, respectively, for the nine months ended September 30, 2016 and 2017)	$444,701	$554,411
Other revenues (including transactions with related parties of US$1,541 and US$4,898, respectively, for the nine months ended September 30, 2016 and 2017)	44,128	76,161

Total revenues	488,829	630,572
Cost of revenues(1) (including transactions with related parties of US$25,197 and US$45,277, respectively, for the nine months ended September 30, 2016 and 2017)	218,397	323,218

Gross profit	270,432	307,354

Operating expenses:
Research and development(1) (including transactions with related parties of US$5,411 and US$6,224, respectively, for the nine months ended September 30, 2016 and 2017)	101,067	111,566
Sales and marketing(1) (including transactions with related parties of US$2,438 and US$2,242, respectively, for the nine months ended September 30, 2016 and 2017)	82,772	106,212
General and administrative(1) (including transactions with related parties of US$61, and US$97, respectively, for the nine months ended September 30, 2016 and 2017)	15,074	16,189

Total operating expenses	198,913	233,967

Operating income	71,519	73,387
Interest income	4,233	6,187
Foreign currency exchange gain/(loss)	819	(5,277)
Other (expenses)/income, net	(26,623)	112

Income before income tax expenses	49,948	74,409
Income tax expenses	4,550	7,672

Net income	45,398	66,737

Net income attributable to Sogou Inc.	$45,398	$66,737

Less: Dividends attributable to preferred shareholders	21,069	21,069
Net income attributable to ordinary shareholders	$24,329	$45,668

Net income	45,398	66,737
Other comprehensive (loss)/income, net of nil tax:
foreign currency translation adjustment	(3,479)	8,885

Comprehensive income	$41,919	$75,622

Net income per ordinary share—basic	$0.10	$0.19
Net income per ordinary share—diluted	$0.09	$0.17

(1)
Share-based compensation expense included in:

Cost of revenues	$3	$5
Research and development	1,285	1,231
Sales and marketing	155	65
General and administrative	1,102	7

	$2,545	$1,308

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOGOU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(In thousands, except for share data)

	Ordinary Shares
			Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Deficit
	Shares	Amount
Balance as of January 1, 2016	233,438,434	$237	$12,669	$(24,679)	$(111,134)	$(8,457)	$(131,364)
Share issuance from exercise of options under Sogou 2010 Share Incentive Plan	3,800,169	4	—	—	—	—	4
Share-based compensation expense for Sogou share-based awards	—	—	1,710	—	—	—	1,710
Contribution from Sohu (see Note 19—Related Party Transactions)	—	—	683	—	—	—	683
Share-based compensation related to Soso search-related businesses employees transferred from Tencent	—	—	797	—	—	—	797
Net income	—	—	—	—	45,398	—	45,398
Other comprehensive loss, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	(3,479)	(3,479)
Others	—	—	22	—	—		22

Balance as of September 30, 2016	237,238,603	$241	$15,881	$(24,679)	$(65,736)	$(11,936)	$(86,229)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOGOU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(In thousands, except for share data)

	Ordinary Shares				(Accumulated Deficit)/ Retained Earnings	Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Treasury Stock			Total Shareholders' Deficit
	Shares	Amount
Balance as of January 1, 2017	236,594,916	$241	$22,330	$(27,869)	$(55,022)	$(17,822)	$(78,142)
Share issuance from exercise of options under Sogou 2010 Share Incentive Plan	2,168,461	2	—	—	—	—	2
Share-based compensation expense for Sogou share-based awards	—	—	719	—	—	—	719
Contribution from Sohu (see Note 19—Related Party Transactions)	—	—	526	—	—	—	526
Share-based compensation related to Soso search-related businesses employees undertaken by Tencent	—	—	572	—	—	—	572
Net income	—	—	—	—	66,737	—	66,737
Other comprehensive income, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	8,885	8,885

Balance as of September 30, 2017	238,763,377	$243	$24,147	$(27,869)	$11,715	$(8,937)	$(701)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOGOU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months Ended September 30,
	2016	2017
Cash flows from operating activities
Net income	$45,398	$66,737
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,732	34,679
Amortization	991	1,038
Gain on disposal of fixed assets	(549)	(326)
Allowance for doubtful accounts	—	378
Share-based compensation expense	2,545	1,308
Research and development expense undertaken by Sohu	645	509
Change in fair value of financial instruments	(411)	(182)
Deferred tax expense	—	1,578
Changes in assets and liabilities:
Accounts receivable	(4,105)	(26,808)
Prepaid and other current assets	(2,392)	(3,037)
Due from related parties	(1,631)	(1,801)
Other assets	(1,279)	(543)
Accounts payable	9,594	14,892
Accrued and other short term liabilities	28,583	16,234
Receipts in advance	280	8,759
Accrued salary and benefits	3,958	94
Taxes payable	(9,287)	20,477
Due to related parties	60	8,691
Other long-term liabilities	16,588	—

Net cash provided by operating activities	112,720	142,677

Cash flows from investing activities
Cash received from disposal of fixed assets	553	328
Purchase of fixed assets	(73,927)	(54,443)
Purchase of intangible assets	(113)	(130)
Cash paid (including prepayment) on long-term investments	(225)	(7,008)
Purchase of financial instruments	(52,412)	(7,247)
Proceeds from financial instruments	—	7,718

Net cash used in investing activities	(126,124)	(60,782)

Cash flows from financing activities
Proceeds from exercise of options under Sogou 2010 Share Incentive Plan	3	1
Repurchase of Class A Ordinary Shares	—	(3,190)
Payment of IPO expenses	—	(909)

Net cash provided by/(used in) financing activities	3	(4,098)

Effects of exchange rate changes on cash and cash equivalents	(6,967)	9,266

Net (decrease)/increase in cash and cash equivalents	(20,368)	87,063

Cash and cash equivalents at beginning of the period	244,484	286,078
Cash and cash equivalents at end of the period	$224,116	$373,141

Supplemental cash flow disclosure:
Income tax paid	$12,191	$4,502
Supplemental schedule of non-cash investing activity:
Fixed assets in accrued liabilities and accounts payable	$17	$115
Supplemental schedule of non-cash financing activity:
Contribution from Sohu resulting from waived research and development expense paid by Sohu on behalf of the Sogou Group	$645	$509

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

1. NATURE OF OPERATIONS AND ORGANIZATION

        Sogou Inc. ("Sogou" or the "Company"), which is primarily engaged in providing search and search-related services in China, was incorporated in the Cayman Islands on December 23, 2005 as an indirect wholly-owned subsidiary of Sohu.com Inc., the Company's ultimate parent company. Sohu.com Inc. together with its subsidiaries and consolidated VIEs, but, unless the context requires otherwise, excluding the businesses and the corresponding subsidiaries and VIEs of Sogou are collectively referred to herein as "Sohu." Sohu.com Inc. and its subsidiaries and consolidated VIEs, including the Company and its subsidiaries and VIEs, are collectively referred to herein as the "Sohu Group." The Company together with its subsidiaries and VIEs, are collectively referred to herein as the "Sogou Group."

        The Sogou Group is principally engaged in offering search and search-related advertising services that enable advertisers' promotional links to be displayed on the Sogou Group's search result pages and other Internet properties and third parties' Internet properties where the links are relevant to the subject and content of searches and such properties. The Sogou Group's advertising services expand distribution of advertisers' promotional links and advertisements by leveraging traffic on third parties' Internet properties, including Web content, software, and mobile applications. The search and search-related business also benefits from Sogou's collaboration with Tencent Holdings Limited (together with its subsidiaries whose financial statements are prepared under International Financial Reporting Standards, "Tencent"), which provides Sogou access to traffic and content generated from the products and services provided by Tencent.

        The Sogou Group also offers Internet value-added services ("IVAS") primarily with respect to the operation of Web games and mobile games developed by third parties, and offers other products and services, including smart hardware products, which are collectively referred to as the "other business."

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

1. NATURE OF OPERATIONS AND ORGANIZATION (Continued)

        As of September 30, 2017, the Sogou Group's subsidiaries and VIEs were as follows:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation/ Acquisition	Effective Interest held
Subsidiaries:
Sogou (BVI) Limited ("Sogou BVI")	Incorporated on December 23, 2005	British Virgin Islands("BVI")	100%
Beijing Sogou Technology Development Co., Ltd. ("Sogou Technology")	Incorporated on February 8, 2006	The People's Republic of China ("PRC")	100%
Sogou Hong Kong Limited ("Sogou HK")	Incorporated on December 12, 2007	Hong Kong Special Administrative Region ("Hong Kong")	100%
Vast Creation Advertising Media Services Limited ("Vast Creation")	Acquired on November 30, 2011	Hong Kong	100%
Beijing Sogou Network Technology Co., Ltd ("Sogou Network")	Incorporated on March 29, 2012	PRC	100%
Sogou Technology Hong Kong Limited ("Sogou Technology HK")	Incorporated on August 25, 2015	Hong Kong	100%
Tianjin Sogou Network Technology Co., Ltd. ("Tianjin Sogou Network")	Incorporated on May 18, 2017	PRC	100%
VIEs:
Beijing Sogou Information Service Co., Ltd. ("Sogou Information")	Incorporated on December 28, 2005	PRC	100%
Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. ("Shi Ji Guang Su")	Acquired on September 16, 2013	PRC	100%
Beijing Shi Ji Si Su Technology Co., Ltd. ("Shi Ji Si Su")	Acquired on April 2, 2015	PRC	100%
Chengdu Easypay Technology Co., Ltd. ("Chengdu Easypay")	Incorporated on January 19, 2015	PRC	100%

        The Company's subsidiaries Sogou Technology, Sogou Network, and Tianjin Sogou Network are wholly foreign-owned enterprises (or "WFOEs") established in the PRC. The Company's VIEs, which consist of Sogou Information and its subsidiaries Shi Ji Guang Su, Shi Ji Si Su and Chengdu Easypay, are controlled by Sogou Technology through a series of contractual agreements (see Note 21—VIEs).

Liquidity

        As of September 30, 2017, the Sogou Group had shareholders' deficit of US$701, including retained earnings of US$11,715 and accumulated other comprehensive loss of US$8,937. For the

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

1. NATURE OF OPERATIONS AND ORGANIZATION (Continued)

nine months ended September 30, 2016 and 2017 the Sogou Group had operating income of US$71,519 and US$73,387, respectively.

        Based upon the Sogou Group's operating plan, the Sogou Group believes the cash and cash equivalents as of September 30, 2017 in the amount of US$373,141 and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

a.     Basis of Presentation, Principles of Consolidation, and Use of Estimates

Basis of Presentation

        The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position, results of operations and cash flows as of September 30, 2017 and for the nine months ended September 30, 2016 and 2017. The consolidated balance sheet at December 31, 2016 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the years ended December 31, 2014, 2015 and 2016. Results for the nine months ended September 30, 2017 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Principles of Consolidation

        The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, and its VIEs, for which Sogou is the ultimate primary beneficiary. All significant intra-company balances and transactions within the Sogou Group have been eliminated upon consolidation. See Note 21—VIEs for discussion of the consolidation of the VIEs.

Use of Estimates

        The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management bases the estimates on

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

b.     Revenue Recognition

Barter Transactions

        For the nine months ended September 30, 2016 and 2017, the Sogou Group engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized.

c.     Contribution

        Under ASC subtopic 720-25, Contributions Made, an unconditional promise to give cash that depends only on the passage of time or a demand by the promisee for performance is to be recognized as a payable and as an expense in the period the promise is made. In the second quarter of 2016, the Sogou Group recognized a one-time expense of US$27.8 million arising from a donation by Sogou to Tsinghua University related to setting up a joint research institute focusing on artificial intelligence technology. The donation expense was reflected in other (expenses)/income, net in the consolidated statements of comprehensive income.

d.     Recently Issued Accounting Pronouncements

        Revenue from Contracts with Customers. In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." This guidance supersedes current guidance on revenue recognition in Topic 605, "Revenue Recognition." In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly-traded business entities that follow U.S. GAAP, the deferral resulted in the new revenue standard being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Company is currently assessing the impact of the adoption of the new revenue standard. While the Company currently does not expect the application of this guidance to have a significant impact on the consolidated financial statements, the assessment may change as the Company continues evaluation and analysis of this ASU. The standard is required to be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company currently anticipates adopting the standard using the modified retrospective method. The Company will adopt the new revenue standard in the first quarter of 2018.

        Recognition and Measurement of Financial Assets and Financial Liabilities. On January 5, 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities," which amends certain aspects of recognition, measurement, presentation and disclosure of

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Sogou Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

        Leases. On February 25, 2016, the FASB issued ASU 2016-02, "Leases," which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Sogou Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

        Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments. In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments," which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Sogou Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

        Business Combinations (Topic 805): Clarifying the Definition of a Business. In January 2017, the FASB issued Accounting Standards Update ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business," which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Sogou Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

        Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU 2017-04, "Simplifying the Test for Goodwill Impairment." The guidance removes Step 2 of goodwill impairment tests, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance is to be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Sogou Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Compensation—Stock Compensation. In May 2017, the FASB issue ASU 2017-09, "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting", which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This standard is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The Sogou Group does not expect this standard to have a material impact on its consolidated financial statements.

3. CASH AND CASH EQUIVALENTS

	As of
	December 31, 2016	September 30, 2017
Cash	$62,285	$54,560
Cash equivalents	223,793	318,581

Total	$286,078	$373,141

4. ACCOUNTS RECEIVABLE, NET

	As of
	December 31, 2016	September 30, 2017
Accounts receivable	$40,532	$69,105
Less: allowance for doubtful accounts	—	(378)

Total	$40,532	$68,727

        The following table presents movement of the allowance for doubtful accounts:

	As of
	December 31, 2016	September 30, 2017
Beginning balance	$—	$—
Additional provision for bad debt	—	378

Ending balance	$—	$378

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

5. PREPAID AND OTHER CURRENT ASSETS

	As of
	December 31, 2016	September 30, 2017
Prepayment of a long-term investment	$—	$3,707
Prepaid cost of revenues	1,549	2,940
Prepaid IPO expense	—	1,643
Housing loans to employees	1,083	1,234
Interest receivable	501	807
Deductible input VAT	1,534	524
Employee advances	620	446
Inventories	521	403
Advances to suppliers	36	709
Prepaid content and licenses	470	94
Receivables from third party payment service providers	341	—
Others	180	1,422

Total	$6,835	$13,929

6. LONG-TERM INVESTMENTS

        As of December 31, 2016 and September 30, 2017, the aggregate carrying value of all cost-method investments was US$22,585 and US$26,136, respectively, mainly consisting of the Sogou Group's investment in the preferred shares of Zhihu Technology Limited ("Zhihu"). No impairment loss was recognized for the nine months ended September 30, 2016 and 2017.

        As of September 30, 2017, the Sogou Group had invested a cumulative total of US$18,857 in Zhihu, a company that engages primarily in the business of operating an online question and answer-based knowledge and information sharing platform. The Sogou Group accounted for the investment in Zhihu using the cost method, since the Sogou Group does not have significant influence over Zhihu and the underlying shares are not considered in-substance common stock.

7. FIXED ASSETS, NET

	As of
	December 31, 2016	September 30, 2017
Computer equipment (including servers)	$178,334	$226,485
Leasehold improvements	7,481	6,205
Office furniture	1,779	1,879
Vehicles	318	332

Fixed assets, gross	187,912	234,901
Less: Accumulated depreciation	(70,890)	(93,573)

Fixed assets, net	$117,022	$141,328

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

7. FIXED ASSETS, NET (Continued)

        For the nine months ended September 30, 2016 and 2017, depreciation expenses were US$23,732 and US$34,679, respectively. No impairment loss was recognized for the nine months ended September 30, 2016 and 2017.

8. GOODWILL

	As of
	December 31, 2016	September 30, 2017
Beginning balance	$5,945	$5,565
Foreign currency translation adjustment	(380)	251

Ending balance	$5,565	$5,816

        No impairment loss was recognized for the nine months ended September 30, 2016 and 2017. As of September 30, 2017, no accumulated goodwill impairment had been provided.

9. INTANGIBLE ASSETS, NET

	As of December 31, 2016
Items	Cost	Accumulated Amortization	Net Value
Copyright	$3,178	$(2,093)	$1,085
Domain names and trademarks	2,075	(1,586)	489
Computer software	1,091	(413)	678
Developed technologies	577	(380)	197
Others	173	(144)	29

Total	$7,094	$(4,616)	$2,478

	As of September 30, 2017
Items	Cost	Accumulated Amortization	Net Value
Copyright	$3,322	$(2,686)	$636
Domain names and trademarks	2,168	(1,865)	303
Computer software	1,002	(404)	598
Developed technologies	603	(487)	116
Others	182	(178)	4

Total	$7,277	$(5,620)	$1,657

        For the nine months ended September 30, 2016 and 2017, amortization expenses were US$991 and US$1,038, respectively. No impairment loss was recognized for the nine months ended September 30, 2016 and 2017.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

9. INTANGIBLE ASSETS, NET (Continued)

        As of September 30, 2017, intangible assets amortization expense for future periods is expected to be as follows:

Intangible Assets Amortization Expense
Remainder of 2017	$347
2018	1,117
2019	159
2020	6
2021	6
Thereafter	22

Total expected amortization expense	$1,657

10. ACCRUED AND OTHER SHORT TERM LIABILITIES

	As of
	December 31, 2016	September 30, 2017
Accrued advertising and promotion expenses	$42,024	$58,680
Contract deposits from customers	19,065	22,323
Unpaid donation to Tsinghua University	17,299	16,574
Accrued professional fees	14,095	16,516
Accrued bandwidth costs	10,499	9,728
Early exercise of Sogou share options in trust arrangements (See "Option Modification" in Note 14—Share-based Compensation)	4,504	4,503
Payables to Web game developers	3,817	4,459
Contingent litigation liabilities (See "Litigation" in Note 20—Commitments and Contingencies)	2,890	4,081
Accrued content and license fees	2,289	2,410
Accrual for fixed assets purchases	1,079	115
Payable to repurchase Class A Ordinary Shares (See Note 13—Treasury stock)	7,200	—
Others	6,890	8,886

Total	$131,651	$148,275

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

11. FAIR VALUE MEASUREMENT

        The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2016 and September 30, 2017:

		Fair Value Measurements at Reporting Date Using
Items	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$223,793	$—	$223,793	$—

Total	$223,793	$—	$223,793	$—

		Fair Value Measurements at Reporting Date Using
Items	As of September 30, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$318,581	$—	$318,581	$—

Total	$318,581	$—	$318,581	$—

Cash Equivalents

        The Sogou Group's cash equivalents consist of time deposits with original maturities of three months or less, and demand deposits. Demand deposits can be withdrawn with a notification period of 2 days. The fair values of cash equivalents are determined based on the pervasive interest rates in the market. The Sogou Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally there are no quoted prices in active markets for identical cash equivalents at the reporting date. In order to determine the fair value, the Sogou Group must use the discounted cash flow method and observable inputs such as quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Short-term Investments

        The Sogou Group invested in financial instruments issued by commercial banks in China which had variable interest rates indexed to the performance of underlying assets. Since the investments' maturity dates are within one year, they are classified as short-term investments. In accordance with ASC 825, the Sogou Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as other (expense)/income, net. To estimate fair value, the Sogou Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

11. FAIR VALUE MEASUREMENT (Continued)

flow method. The Sogou Group classifies the fair value measurements of such short-term investments as Level 2 of fair value measurements.

        The Sogou Group recorded gain from changes in the fair value of short-term investments of US$411 and US$182 in other income for the nine months ended September 30, 2016 and 2017.

        As of December 31, 2016 and September 30, 2017, the Sogou Group had no short-term investments on the consolidated balance sheet.

12. PREFERRED SHARES

        Information about the Company's Preferred Shares outstanding as of December 31, 2016 and September 30, 2017 is as follows:

	Series A Preferred Shares		Series B Preferred Shares
	Shares	Amount	Shares	Amount
Balance as of December 31, 2015	32,000,000	20,000	65,431,579	224,426
Adjustment of issuance cost of Series B Preferred Shares	—	—	—	(22)

Balance as of December 31, 2016	32,000,000	$20,000	65,431,579	$224,404

Balance as of September 30, 2017	32,000,000	$20,000	65,431,579	$224,404

        The Company has determined that there was no embedded beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion price of the Preferred Shares was higher than the fair value of the Company's ordinary shares.

        The Sogou Group has classified the Preferred Shares as mezzanine equity, as the Preferred Shares are redeemable upon certain liquidation events, including a change in control, which is deemed to be a liquidation event, that are considered to be events outside of the Company's control.

Key Terms of Preferred Shares

        The following is a summary of some of the key terms of the Preferred Shares under the Company's Memorandum and Articles of Association as currently in effect.

Dividend Rights

        The Company may not declare or pay dividends on its Class A Ordinary Shares or Class B Ordinary Shares (collectively, "Ordinary Shares") unless the holders of the Preferred Shares then outstanding first receive a dividend on each outstanding Preferred Share in an amount at least equal to the sum of (i) the dividends that would have been payable to the holder of such Preferred Share if such share had been converted into Ordinary Shares, at the then-applicable conversion rate, immediately prior to the record date for such dividend, and (ii) all accrued and unpaid dividends ("Accrued Dividends"). Dividends are calculated from the date of issuance of the Series A Preferred

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

12. PREFERRED SHARES (Continued)

Shares at the rate per annum of US$0.0375 per Series A Preferred Share and from the date of issuance of the Series B Preferred Shares at the rate per annum of US$0.411 per Series B Preferred Share.

Liquidation Rights

        In the event of any "Liquidation Event," such as the liquidation, dissolution or winding up, a merger or consolidation of the Company resulting in a change of control, the sale of substantially all of the Company's assets or similar events, prior and in preference to any distribution to ordinary shareholders, the holders of Series B Preferred Shares are entitled to receive an amount per share equal to the greater of (i) US$6.847 plus Accrued Dividends or (ii) such amount per share as would have been payable if the Series B Preferred Shares had been converted into Ordinary Shares prior to the Liquidation Event, and holders of Series A Preferred Shares are entitled to receive, after payment to the holders of the Series B Preferred Shares but before any payment to holders of Ordinary Shares, an amount equal to the greater of (i) 1.3 times their original investment in the Series A Preferred Shares plus Accrued Dividends or (ii) such amount per share as would be payable if the Series A Preferred Shares had been converted into Ordinary Shares immediately prior to the Liquidation Event.

Redemption Rights

        The Preferred Shares are not redeemable at the option of the holders.

Conversion Rights

        Each Preferred Share is convertible, at the option of the holder, at any time, and without the payment of additional consideration by the holder. Each Preferred Share is convertible into such number of Class A Ordinary Shares as is determined, in the case of Series A Preferred Shares, by dividing US$0.625 by the then-effective conversion price for Series A Preferred Shares, which is initially US$0.625, and, in the case of Series B Preferred Shares, by dividing US$7.267 by the then-effective conversion price for Series B Preferred Shares, which is initially US$7.267. The conversion prices of the Preferred Shares are subject to adjustment on a weighted average basis upon the issuance of additional equity shares, or securities convertible into equity shares, at a price per share less than US$0.625, in the case of Series A Preferred Shares, or less than US$7.267, in the case of Series B Preferred Shares, subject to certain customary exceptions, such as shares issued pursuant to the Sogou 2010 Share Incentive Plan. Each Preferred Share will be automatically converted into Class A Ordinary Shares upon the closing of an IPO of the Company with certain parameters based on the then-effective conversion ratio of such Preferred Share, which is currently one-for-one for both Series A Preferred Shares and Series B Preferred Shares.

Voting Rights

        Each holder of Preferred Shares is entitled to cast the number of votes equal to the number of Class A Ordinary Shares into which the Preferred Shares held by such holder are then convertible.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

12. PREFERRED SHARES (Continued)

Other Rights

        The holders of Preferred Shares have various other rights typical of preferred share investments.

Modification to Terms of Preferred Shares

        As discussed in Note 18—Unaudited Pro Forma Balance Sheet and Net Income per Share, in August of 2017, Sohu, Tencent and the Company entered into a voting agreement which provides for Class A Ordinary Shares and Class B Ordinary Shares to be re-designated into new classes of Class A Ordinary Shares and Class B Ordinary Shares upon the completion of a qualified IPO. The newly-designated Class A Ordinary Shares will be entitled to one vote per share and the newly-designated Class B Ordinary Shares will be entitled to 10 votes per share. Accordingly, the conversion rights for the outstanding Series A Preferred Shares and Series B Preferred Shares have been amended such that upon a qualified IPO the Series A and Series B Preferred shares would be automatically converted into the newly-designated Class A and Class B Ordinary Shares, respectively.

13. TREASURY STOCK

        Pursuant to the letter agreement entered between Sohu and the former president and chief financial officer of the Sohu Group in connection with her resignation, as of December 31, 2016, the Company was obligated to repurchase 720,000 of its Class A Ordinary Shares from the former President and Chief Financial Officer of Sohu Group for an aggregate price of US$7,200. The Company included the 720,000 Class A Ordinary Shares in treasury stock at their repurchase cost of US$3,190, which was the fair value of Class A Ordinary Shares as of the repurchase date. The US$4,010 difference between the total repurchase price and the fair value of the repurchased shares as of the repurchase date is regarded as compensation paid to the former president and chief financial officer of the Sohu Group for her contribution to the Sogou Group and was recognized as share-based compensation expense in 2016. The Company completed the repurchase of the 720,000 Class A Ordinary Shares in January, 2017.

        The Treasury stock account also includes 11,370,000 and 10,327,500 ordinary shares due to early exercise of options (see "Option Modification" in Note 14—Share-based Compensation) that remained subject to original vesting restrictions both before and after exercise, and remained unvested as of December 31, 2016 and September 30, 2017, respectively.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

14. SHARE-BASED COMPENSATION

        Compensation expense recognized for share-based awards granted by the Sogou Group, Sohu, and Tencent, respectively, was as follows:

	For the Nine Months Ended September 30,
	2016	2017
Share-based compensation expense
Related to Sogou share-based awards	$1,710	$719
Related to Sohu share-based awards	38	17
Related to Tencent share-based awards	797	572

	$2,545	$1,308

        There was no capitalized share-based compensation expense for the nine months ended September 30, 2016 and 2017.

a.
Sogou Inc. Share-based Awards

Sogou 2010 Share Incentive Plan

        The Company adopted a share incentive plan on October 20, 2010 and adopted an amendment to the plan effective August 22, 2014 that increased the aggregate number of Sogou Class A Ordinary Shares issuable under the plan to 41,500,000 (as amended to date, the "Sogou 2010 Share Incentive Plan"). Awards of share rights may be granted under the Sogou 2010 Share Incentive Plan to management and other key employees of the Sogou Group and of any present or future parents or subsidiaries or VIEs of the Sogou Group. The maximum term of any share incentive award granted under the Sogou 2010 Share Incentive Plan is ten years from the grant date. The Sogou 2010 Share Incentive Plan will expire on October 19, 2020. As of September 30, 2017, the Sogou Group had contractually granted options for the purchase of 38,048,189 Class A Ordinary Shares under the 2010 Sogou Share Incentive Plan.

        Of the contractually-granted options for the purchase of 38,048,189 Class A Ordinary Shares, options for the purchase of 30,828,189 Class A Ordinary Shares vest and become exercisable in installments, with each installment vesting upon a service period requirement being met, as well as the Sogou Group's achievement of performance targets for the corresponding period. Subject to achievement of the applicable performance targets, options for the purchase of 29,727,589 Class A Ordinary Shares vest and become exercisable in four equal installments and options for the purchase of 1,100,600 ordinary shares vest and become exercisable in two to four installments over varying periods. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set. As of September 30, 2017, the Sogou Group had granted options for the purchase of 25,232,745 Class A Ordinary Shares under the Sogou 2010 Share Incentive Plan and options for the purchase of 25,167,933 Class A Ordinary Shares had become vested and exercisable because both the service period and the performance requirements

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

14. SHARE-BASED COMPENSATION (Continued)

had been met. Of such vested options, options for the purchase of 25,163,373 Class A Ordinary Shares had been exercised.

        Of the contractually-granted options for the purchase of 38,048,189 Class A Ordinary Shares, options for the purchase of 7,220,000 Class A Ordinary Shares vest and become exercisable subject to the completion of an IPO. Of the options for the purchase of 7,220,000 Class A Ordinary Shares, options for the purchase of 7,200,000 Class A Ordinary Shares vest and become exercisable in five equal installments, with (i) the first installment vesting upon completion of an IPO and the expiration of all underwriters' lockup periods applicable to an IPO, and (ii) each of the four subsequent installments vesting on the first, second, third, and fourth anniversary dates, respectively, of the completion of an IPO. The remaining options for the purchase of 20,000 Class A Ordinary Shares vest and become exercisable on the later of (i) the first anniversary of the grant date or (ii) the expiration date of all underwriters' lockup periods applicable to an IPO if the company has completed the IPO on or prior to the first anniversary of the grant date. The completion of an IPO is considered to be a performance condition of the awards. An IPO is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved and should not be accrued if it is not probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of an IPO, and hence no share-based compensation expense was recognized for the nine months ended September 30, 2016 and 2017 for the options for the purchase of 7,220,000 Class A Ordinary Shares that are subject to vesting upon completion of an IPO.

        As of September 30, 2017, for purposes of recognition of share-based compensation expense, the Sogou Group had granted share options for the purchase of 32,452,745 Class A Ordinary Shares under the Sogou 2010 Incentive Plan, of which options for the purchase of 7,289,372 Class A Ordinary Shares were outstanding. A summary of share option activity under the Sogou 2010 Share Incentive Plan as of and for the nine months ended September 30, 2017 is presented below:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2017	9,451	$0.476	6.31
Granted	20	0.001
Exercised	(2,168)	0.001
Forfeited	(14)	0.001

Outstanding as of September 30, 2017	7,289	0.617	5.36	3,145

Vested as of September 30, 2017 and expected to vest thereafter	69		6.96	209

Exercisable as of September 30, 2017	5		4.99	3

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

14. SHARE-BASED COMPENSATION (Continued)

        For the nine months ended September 30, 2016 and 2017, total share-based compensation expense recognized for share options under the Sogou 2010 Share Incentive Plan was US$1,410 and US$ 719, respectively.

        As of September 30, 2017, there was US$2,950 of unrecognized compensation expense related to the unvested share options granted under the Sogou 2010 Share Incentive Plan. An expense of US$14 is expected to be recognized over a weighted average period of 0.10 years and an expense of US$2,936 is expected to be recognized over four years upon the completion of the Company's IPO.

        The fair value of the Class A Ordinary Shares was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability because the Class A Ordinary Shares underlying the award were not publicly traded at the time of grant, and was determined with the assistance of a qualified professional appraiser using management's estimates and assumptions. The assessment required complex and subjective judgments regarding the Sogou Group's projected financial and operating results, its unique business risks, the liquidity of its ordinary shares, and its operating history and prospects at the time the grants were made.

        The fair value of the share options granted under the Sogou 2010 Incentive Plan was estimated on the date of grant using the Binomial option—pricing model (the "BP Model") with the following assumptions used:

	For the Nine Months Ended September 30,
	2016	2017
Average risk-free interest rate	1.90%~2.77%	2.14%~2.92%
Exercise multiple	2~3	2~3
Expected forfeiture rate (post-vesting)	0%~12%	0%~12%
Weighted average expected option life	7	9
Volatility rate	43%~50%	47%
Dividend yield	0%	0%
Weighted average fair value of share options	3.26	3.54

        The Sogou Group estimated the risk-free rate based on the market yields of U.S. Treasury securities with an estimated country-risk differential as of the valuation date. An exercise multiple was estimated as the ratio of the fair value of the Class A Ordinary Shares over the exercise prices as of the time the options would be expected to be exercised, based on consideration of research studies regarding exercise patterns based on historical statistical data. In the Sogou Group's valuation analysis, a multiple of three was applied for management and a multiple of two was applied for other key employees. The Sogou Group estimated the forfeiture rate to be 0% or 1% for share options granted to management and 12% for share options granted to other key employees. As there is no trading market for the underlying ordinary shares, the expected volatility at the valuation date was estimated based on the historical volatility of comparable companies for the period before the grant date with length commensurate with the expected term of the options. The Company has no history or expectation of paying dividends on its ordinary shares. Accordingly, the dividend yield was estimated to be 0%.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

14. SHARE-BASED COMPENSATION (Continued)

Sohu Management Sogou Share Option Arrangement

        Under an arrangement (the "Sohu Management Sogou Share Option Arrangement") that was approved by the board of directors of Sohu and the Company in March 2011, Sohu has the right to provide to members of Sohu's Board of Directors, management and other key employees of Sohu, and certain management and other key employees of the Sogou Group the opportunity to purchase from Sohu up to 12,000,000 Class A Ordinary Shares of Sogou at a fixed exercise price of $0.625 or $0.001 per share. Of these 12,000,000 Class A Ordinary Shares, 8,800,000 are Sogou Class A Ordinary Shares previously held by Sohu and 3,200,000 are Sogou Class A Ordinary Shares that were newly-issued on April 14, 2011 by the Company to Sohu at a price of $0.625 per share, or a total of $2.0 million. As of September 30, 2017, the Sohu Group had contractually granted options for the purchase of 8,305,000 Sogou Class A Ordinary Shares under the Sohu Management Sogou Share Option Arrangement.

        Of the contractually-granted options for the purchase of 8,305,000 shares, options for the purchase of 8,290,000 shares vest and become exercisable in four equal installments, with each installment vesting upon a service period requirement being met, as well as the Sogou Group's achievement of performance targets for the corresponding period. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set. As of September 30, 2017, Sohu had granted options for the purchase of 8,290,000 Sogou Class A Ordinary Shares under the Sohu Management Sogou Share Option Arrangement. As of September 30, 2017, options for the purchase of 8,290,000 shares had become vested and exercisable because both the service period and the performance requirements had been met, and vested options for the purchase of 8,290,000 shares had been exercised.

        Of the contractually-granted options for the purchase of 8,305,000 shares, options for the purchase of 15,000 Sogou Class A Ordinary Shares were granted to members of Sohu's Board of Directors. All of these share options vested and became exercisable in 2015, as the service period requirement had been met. As of September 30, 2017, of such vested options, options for the purchase of 3,000 Sogou Class A Ordinary Shares had been exercised. As the requisite service was provided by members of Sohu's Board of Directors to Sohu and not to the Sogou Group, no share-based compensation expense related to these options was recognized in the Sogou Group's consolidated statements of comprehensive income.

        As of September 30, 2017, for purposes of recognition of share-based compensation expense, Sohu had granted options for the purchase of 8,305,000 Sogou Class A Ordinary Shares under the Sohu Management Sogou Share Option Arrangement, of which options for the purchase of 12,000 Sogou

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

14. SHARE-BASED COMPENSATION (Continued)

Class A Ordinary Shares were outstanding. A summary of share option activity as of and for the nine months ended September 30, 2017 is presented below:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2017	70	$0.517	6.79
Granted	—	—
Exercised	(58)	0.625
Forfeited	—	—

Outstanding as of September 30, 2017	12	0.001	7.64	84

Vested as of September 30, 2017	12	0.001	7.64	84

Exercisable as of September 30, 2017	12	0.001	7.64	84

        For the nine months ended September 30, 2016 and 2017, total share-based compensation expense recognized for share options under the Sohu Management Sogou Share Option Arrangement was US$300 and nil, respectively.

        As of September 30, 2017, there was no unrecognized compensation expense related to the unvested share options.

        The method used to determine the fair value of share options granted under the Sohu Management Sogou Share Option Arrangement was the same as the method used for the share options granted under the Sogou 2010 Incentive Plan as described above, except for the assumptions used in the BP Model as presented below. There was no share-based compensation expense recognized under the Sohu Management Sogou Share Option Arrangement for the nine months ended September 30, 2017.

For the Nine Months Ended September 30, 2016
Average risk-free interest rate	2.01%~2.15%
Exercise multiple	2~3
Expected forfeiture rate (post-vesting)	0%
Weighted average expected option life	6
Volatility rate	43%~47%
Dividend yield	0%
Weighted average fair value of share options	3.02

Option Modification

        In the first and second quarter of 2013, a portion of the share options granted under the Sogou 2010 Share Incentive Plan and the Sohu Management Sogou Share Option Arrangement were

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

14. SHARE-BASED COMPENSATION (Continued)

exercised early, and the resulting Sogou ordinary shares were transferred to trusts with the original option grantees as beneficiaries. The trusts will distribute the ordinary shares to those beneficiaries in instalments based on the vesting requirements under the original option agreements. Although these trust arrangements caused a modification of the terms of these share options, the modification was not considered substantive. Accordingly, no incremental fair value related to these ordinary shares resulted from the modification, and the remaining share-based compensation expense for these ordinary shares continued to be recognized over the original remaining vesting period.

        As of September 30, 2017, 10,327,500 ordinary shares issued upon the early exercise of options granted under the Sogou 2010 Share Incentive Plan had remained unvested in accordance with the vesting requirements under the original option agreements. All of the ordinary shares issued upon such early exercise that have become vested have been included in the disclosures under the headings "Sogou 2010 Share Incentive Plan" and "Sohu Management Sogou Share Option Arrangement" above.

b.
Sohu Share-based Awards

        Certain of the Sogou Group's employees were granted awards under the Sohu 2010 Stock Incentive Plan. The share-based compensation expense arising from such grants was allocated to the Sogou Group and recognized as share-based compensation expense in the Sogou Group's consolidated statement of comprehensive income.

Sohu 2010 Stock Incentive Plan

        The Sohu 2010 Stock Incentive Plan provides for the issuance of Sohu common stock to employees of the Sohu Group, which for such purpose includes employees of the Sogou Group, pursuant to share-based awards, including stock options and restricted stock units. As of September 30, 2017, unvested Sohu restricted stock units held by the employees of the Sogou Group were settleable upon vesting by the issuance of 1,000 shares of Sohu common stock. For the nine months ended September 30, 2016 and 2017, share-based compensation expense of US$38 and US$17, respectively, related to these restricted stock units was allocated from Sohu and recognized in the Sogou Group's consolidated statements of comprehensive income. As of September 30, 2017, there was negative US$12 of unrecognized compensation expense related to these unvested restricted stock units. This amount is expected to be recognized over a weighted average period of 0.25 years.

c.
Tencent Share-based Awards

        Certain persons who became the Sogou Group's employees when Tencent's Soso search-related businesses were transferred to the Sogou Group in September, 2013 had been granted restricted share units under Tencent's share award arrangements prior to the transfer of the businesses. Following the transfer of the businesses, these Tencent restricted share units will continue to vest under the original Tencent share award arrangements provided the transferred employees continue to be employed by the Sogou Group during the requisite service period. After the transfer of the Soso search-related businesses, the Sogou Group applied the guidance in ASC 505-50 to measure the related compensation expense, which is deemed to have been incurred by Tencent as an investor on the Sogou Group's behalf, based on the then-current fair value at each reporting date. To determine the then-current fair

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

14. SHARE-BASED COMPENSATION (Continued)

value of the Tencent restricted share units granted to these employees, the public market price of the underlying shares at each reporting date was applied.

        For the nine months ended September 30, 2017, share-based compensation expense of US$797 and US$572, respectively, related to these Tencent restricted share units was recognized in the Sogou Group's consolidated statements of comprehensive income. As of September 30, 2017, there was US$72 of unrecognized compensation expense related to these unvested restricted share units. This amount is expected to be recognized over a weighted average period of 0.76 years.

15. TAXATION

a.
Income Taxes

Effective Tax Rate

        Reconciliation of the PRC CIT tax rate of 25% to the Sogou Group's effective tax rate for the nine months ended September 30, 2016 and 2017 is as follows:

	For the Nine Months Ended September 30,
	2016	2017
PRC statutory tax rate	25.0%	25.0%
Tax differential from statutory rate in other jurisdictions	0.3%	0.2%
Effect of tax holidays(1)	(9.2)%	(6.6)%
Permanent book-tax differences(2)	(7.4)%	(9.5)%
Changes in deferred tax asset allowances	0.4%	1.1%

Effective income tax rate	9.1%	10.2%

(1)
The PRC Corporate Income Tax Law (the "CIT Law") generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to qualified "High and New Technology Enterprises" ("HNTEs"), which are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Sogou Technology qualified as an HNTE for the years 2014 to 2016 and re-applied for HNTE qualification in September 2017. Pending approval of its re-application, Sogou Technology is entitled to continue to enjoy the beneficial tax rate as if it had already qualified as an HNTE for 2017. Sogou Information qualified as an HNTE for the years 2015 to 2017, and will need to re-apply for HNTE qualification in 2018. Sogou Network qualified as an HNTE for the years 2016 to 2018, and will need to re-apply for HNTE qualification in 2019.

(2)
The permanent book-tax differences mainly consisted of R&D super deductions.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

15. TAXATION (Continued)

        The combined effects of the income tax expense exemptions and reductions available to the Sogou Group are as follows:

	For the Nine Months Ended September 30,
	2016	2017
Tax holiday effect	$4,595	$4,911
Basic earnings per share	$0.02	$0.02

        As of September 30, 2017, the Sogou Group had net operating losses from PRC entities of approximately US$32,788 available to offset against future net profit for income tax purposes. These net operating losses are expected to expire during periods between December 31, 2019 and December 31, 2022.

        The Sogou Group did not have any significant interest or penalties associated with tax positions for the nine months ended September 30, 2016 and 2017. As of December 31, 2016 and September 30, 2017, the Sogou Group did not have any significant unrecognized uncertain tax positions, and did not recognize any liability for unrecognized tax benefits or any significant interest or penalties associated with such uncertain tax positions.

16. CHINA CONTRIBUTION PLAN

        The Company's subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan, pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company's PRC based subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The Sogou Group has no further obligations beyond its monthly contribution.

        For the nine months ended September 30, 2016 and 2017, the Sogou Group contributed a total of approximately US$22,097 and US$24,061, respectively.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

17. NET INCOME PER ORDINARY SHARE

        The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the periods presented (in thousands except per share data):

	For the Nine Months Ended September 30,
	2016	2017
Numerator:
Net income attributable to Sogou Inc.	$45,398	$66,737
Less: Dividends attributable to preferred shareholders	21,069	21,069

Net income attributable to ordinary shareholders	24,329	45,668
Numerator for net income per ordinary share—basic	$24,329	$45,668

Reversal of preferred shares dividends	900	900

Numerator for net income per ordinary share—diluted	$25,229	$46,568

Denominator
Weighted average number of ordinary shares outstanding—basic	235,794	237,694
Incremental shares from if-converted method	32,000	32,000
Incremental shares from treasury stock method	95	68

Weighted average number of ordinary shares outstanding—diluted	267,889	269,762

Net income per ordinary share—basic	$0.10	$0.19

Net income per ordinary share—diluted	$0.09	$0.17

        A total of 65,431,579 Preferred Shares outstanding as of September 30, 2016 and 2017, respectively, were excluded from the computation of diluted net income per ordinary share for the nine months then ended because of their anti-dilutive effect. The dilutive effects of Preferred Shares and share options are calculated using the if-converted method and the treasury stock method, respectively.

18. UNAUDITED PRO FORMA BALANCE SHEET AND NET INCOME PER SHARE

        Pursuant to a voting agreement entered in August 2017 among Sohu, Tencent and the Company, upon the completion of a qualified IPO of the Company, the then outstanding Series A Preferred Shares, Series B Preferred Shares, Class A Ordinary Shares, and Class B Ordinary Shares will be redesignated into new classes of Class A Ordinary Shares and Class B Ordinary Shares. The newly-designated Class A Ordinary Shares will be entitled to one vote per share and the newly-designated Class B Ordinary Shares, which will be held solely by Sohu and Tencent, will be entitled to 10 votes per share.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

18. UNAUDITED PRO FORMA BALANCE SHEET AND NET INCOME PER SHARE (Continued)

        The pro forma balance sheet as of September 30, 2017 presents a pro forma financial position as if the following had occurred on September 30, 2017:

             i)  The redesignation of 32,000,000 Series A Preferred Shares held by Photon into the newly-designated Class A Ordinary Shares;

            ii)  The redesignation of 65,431,579 Series B Preferred Shares held by Tencent into the newly-designated Class B Ordinary Shares;

           iii)  The redesignation of 159,394,956 Class A Ordinary Shares, including: 127,200,000 Class A Ordinary Shares held by Sohu and 6,757,875 Class A Ordinary Shares held by Tencent into the newly-designated Class B Ordinary Shares; and 25,437,081 Class A Ordinary Shares, held by Sohu for the purpose of issuance upon the exercise of outstanding and future share-based awards and by management and other key employees of Sohu and the Sogou Group, into the newly-designated Class A Ordinary Shares; and

            iv)  The redesignation of 79,368,421 Class B Ordinary Shares held by Tencent into the newly-designated Class B Ordinary Shares.

        The unaudited pro forma net income per share for the nine months ended September 30, 2017, giving effect to such redesignation as if it had occurred at the beginning of the period, is as follows (in thousands except per share data):

For the Nine Months Ended September 30,
2017
Numerator:
Net income attributable to ordinary shareholders	$45,668
Reversal of dividends upon assumed redesignation of Preferred Shares	21,069

Pro forma net income attributable to ordinary shareholders—basic and diluted	66,737
Denominator:
Denominator for basic net income per share—weighted average ordinary shares outstanding	237,694
Pro forma effect of redesignation of Series A Preferred Shares	32,000
Pro forma effect of redesignation of Series B Preferred Shares	65,432

Denominator for pro forma net income per share—basic	335,126
Dilutive effect of options	68

Denominator for pro forma net income per share—diluted	335,194
Pro forma net income per share—basic	$0.20

Pro forma net income per share—diluted	$0.20

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

19. RELATED PARTY TRANSACTIONS

        The table below sets forth the significant related parties of the Sogou Group and their relationship to the Sogou Group:

Related Party's Name	Relationship with the Sogou Group
Sohu	Under common control of Sohu.com Inc. with the Sogou Group
Tencent	Holder of Series B Preferred Shares, Class A Ordinary Shares, and Class B Ordinary Shares

        The table below sets forth the significant related party transactions of the Sogou Group:

	For the Nine Months Ended September 30,
	2016	2017
Transactions with Sohu:
Expense of research and development undertaken by Sohu	$645	$509
Share-based compensation expense related to Sogou employees undertaken by Sohu	38	17
Online marketing activities provided to Sohu	76	262
Online marketing activities provided by Sohu	1,433	904
Rental of Sohu.com Internet Plaza paid to Sohu	4,152	6,001
Others	—	36
Transactions with Tencent:
Share-based compensation expense related to Soso search-related businesses employees undertaken by Tencent	797	572
Online marketing activities provided to Tencent	5,950	11,890
Online marketing activities provided by Tencent	22,561	41,093
Bandwidth services provided by Tencent	2,165	2,388
Rental paid to Tencent	338	263
Others	978	2,057

        The Sogou Group's consolidated statements of comprehensive income include an allocation of certain research and development expenses paid by Sohu for Sogou to provide technical support to the search and search-related businesses; and Sohu share-based awards granted to Sogou employees and Sohu's management for their services related to the Sogou Group. These allocations are based on a variety of factors, depending upon the nature of the expenses being allocated, including number of employees and percentage of computer system's workload. Under an agreement between the Company and Sohu, the Company is not required to repay Sohu for these expenses for share-based compensation related to Sohu management, share-based compensation related to Sogou employees, and research and development expenses allocated from Sohu. Accordingly, the Sogou Group recognizes the related amounts as a capital contribution from Sohu as those expenses are incurred.

        The Sogou Group's consolidated statements of comprehensive income also include share-based expenses undertaken by Tencent, incurred for Tencent's share-based awards issued to employees

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

19. RELATED PARTY TRANSACTIONS (Continued)

transferred to the Sogou Group with Soso search-related businesses. These expenses are determined based on a variety of factors, including number of employees and the fair value of the awards. Under an agreement between the Company and Tencent, the Company is not required to repay Tencent for share-based compensation related to employees of Tencent's Soso search-related businesses that were transferred to the Sogou Group. Accordingly, the Sogou Group recognizes the related amounts as a capital contribution from Tencent as those expenses are incurred.

        The Sogou Group provided online marketing services to Sohu and to Tencent, and received similar online marketing services from Sohu and from Tencent. Related revenues and expenses are measured at the amount of consideration agreed to and paid by the related parties, which approximates amounts charged to third parties.

        The table below sets forth the amounts due from/to related parties:

	As of
	December 31, 2016	September 30, 2017
Due from/to related parties—current
Due from Sohu	$25,230	$26,545
Due from Tencent	1,249	2,933

Total	$26,479	$29,478

Due to Sohu	$70,415	$72,621
Due to Tencent	14,285	19,512

Total	$84,700	$92,133

Due from related parties—non current
Due from Sohu	$1,449	$2,180
Due from Tencent	115	120

Total	$1,564	$2,300

        The balance due from/to Sohu mainly consists of working capital provided by Sohu that is interest-free, unsecured, and repayable on demand, online marketing services provided by or to Sohu, rental and lease deposits prepaid to Sohu, etc.

        The balance due from/to Tencent mainly consists of online marketing services provided to or by Tencent, rental prepaid to Tencent, etc.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

20. COMMITMENTS AND CONTINGENCIES

Contractual Obligations

Operating Commitments

        As of September 30, 2017, the Sogou Group had operating commitments related to operating lease obligations, bandwidth purchase obligations, content and service purchase obligations and etc., as follows:

	Operating Lease Obligations(1)	Bandwidth Purchase	Content and Other Purchase	Others	Total
Remainder of 2017	$2,356	$14,217	$309	$3,186	$20,068
2018	11,784	3,399	44	—	15,227
2019	9,200	1,202	75	—	10,477
2020	103	1,103	31	—	1,237
2021	—	322	—	—	322
Thereafter	—	—	—	—	—

Total	$23,443	$20,243	$459	$3,186	$47,331

(1)
For the nine months ended September 30, 2016 and 2017, rental expense included in the operating lease was approximately US$7,799 and US$9,411, respectively.

Litigation

        The Sogou Group is a party to various legal proceedings which it considers routine and incidental to its business, and is currently involved in several lawsuits in PRC courts where its competitors instituted proceedings or asserted counterclaims against the Sogou Group or the Sogou Group instituted proceedings or asserted counterclaims against its competitors. For example, there are various legal proceedings currently pending between the Sogou Group and affiliates of Baidu, Inc. ("Baidu") in which the Sogou Group alleges that Baidu's input method infringes certain of its patents relating to Sogou Input Method and seeks monetary damages, while Baidu has asserted in counterclaims or in legal proceeding that it has initiated against the Sogou Group that Sogou Input Method infringes certain of its patents, and seeks monetary damages. In addition, the Sogou Group is subject to ongoing unfair competition claims against it brought by each of Baidu, ShenMa, operated by UCWeb Inc., which is a subsidiary of Alibaba Group Holding Limited, and affiliates of Qihoo 360 Technology Co., Ltd., separately, in which they allege that certain functions of Sogou Input method unfairly divert users to the Sogou Group, and seek monetary damages and cessation of the alleged unfair competitive practices.

        The Sogou Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. As of September 30, 2017, the Sogou Group estimated the range of reasonably possible outcomes and has recorded liabilities for the most probable outcome within that range. The Sogou Group also evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Based on the information currently available, management believes that the

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

20. COMMITMENTS AND CONTINGENCIES (Continued)

total liabilities to the Sogou Group that may arise as a result of currently pending legal proceedings are not reasonably likely to have a material adverse effect on the Sogou Group's business, results of operations, financial condition, and cash flows.

        As of December 31, 2016 and September 30, 2017 the Sogou Group had recorded estimated liabilities of US$2,890 and US$4,081, respectively, as a component of accrued and other short term liabilities related to litigation contingencies.

21. VIE

a.
Background

        PRC laws and regulations prohibit or restrict foreign ownership of companies that operate Internet information and content, Internet access, value-added telecommunications, and certain other businesses in which the Sogou Group is engaged or could be deemed to be engaged. Consequently, the Sogou Group conducts certain of its operations and businesses in the PRC through its VIEs. Sogou consolidates in its consolidated financial statements the VIEs, of which Sogou is the primary beneficiary.

b.
VIEs Consolidated within the Sogou Group

        The Sogou Group adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by their primary beneficiary. Management evaluated the relationships between Sogou and its VIEs and the flow of economic benefits under contractual arrangements with its VIE Sogou Information and its shareholders. Sogou Information is the parent company of the Sogou Group's other three VIEs. In connection with such evaluation, management also took into account the fact that, as a result of contractual arrangements with Sogou Information and its shareholders, Sogou controls the shareholders' voting interests in the VIEs. As a result of such evaluation, management concluded that Sogou is the primary beneficiary of the VIEs consolidated.

        Under the contractual agreements with Sogou Information and its shareholders, Sogou has power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore Sogou considers that there are no assets of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and statutory surplus reserves of the VIEs. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of Sogou. Currently there is no contractual arrangement that could require Sogou to provide additional financial support to the VIEs. As the Sogou Group is conducting certain business in the PRC mainly through the VIEs, Sogou may provide such support on a discretionary basis in the future, which could expose Sogou to a loss.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

21. VIE (Continued)

        The following is a summary of the Sogou Group's VIEs Sogou Information, Shi Ji Guang Su, Shi Ji Si Su, and Chengdu Easypay:

Basic Information

  Sogou Information

    Sogou Information was incorporated in December 2005. As of September 30, 2017, the registered capital of Sogou Information was US$2.5 million and the Company's Chief Executive Officer Xiaochuan Wang, Sohu, and Tencent (collectively the "Nominee Shareholders") held 10%, 45%, and 45% interests, respectively, in Sogou Information.

  Shi Ji Guang Su

    Shi Ji Guang Su was acquired in September 2013 as part of the Sogou-Tencent Transactions. As of September 30, 2017, the registered capital of Shi Ji Guang Su was US$3.3 million and Sogou Information held 100% of the equity interest in this entity.

  Shi Ji Si Su

    Shi Ji Si Su was acquired in April 2015 for cash consideration of US$30. As of September 30, 2017 the registered capital of Shi Ji Si Su was US$3.3 million and Sogou Information held 100% of the equity interest in this entity.

  Sogou Easypay

    Chengdu Easypay was incorporated in January 2015. As of September 30, 2017, the registered capital of Chengdu Easypay was US$16.3 million and Sogou Information and Shi Ji Si Su collectively held 100% of the equity interest in this entity.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

21. VIE (Continued)

Financial Information

        The following table sets forth the assets, liabilities, results of operations, and cash flows of the VIEs, taken as a whole, which were included in the Sogou Group's consolidated balance sheets, statements of comprehensive income and statements of cash flows:

	December 31, 2016	September 30, 2017
ASSETS
Cash and cash equivalents	$14,986	$15,293
Accounts receivable, net	13,419	29,005
Prepaid and other current assets	1,523	4,906
Intra-Sogou Group receivable due from the Company and the Company's subsidiaries	15,452	70,998
Due from related parties of the Sogou Group	6,752	7,386

Total current assets	52,132	127,588

Long-term investments	3,099	4,746
Fixed assets, net	339	100
Goodwill	3,431	3,587
Intangible assets, net	1,760	1,030

Total assets	$60,761	$137,051

LIABILITIES
Accounts payable	$484	$20,068
Accrued and other short term liabilities	36,464	38,595
Receipts in advance	5,663	8,625
Accrued salary and benefits	876	1,134
Taxes payable	2,663	2,452
Due to related parties of the Sogou Group	13,050	31,686

Total current liabilities	59,200	102,560

Total liabilities	$59,200	$102,560

	For the Nine Months Ended September 30,
	2016	2017
Net revenue	$113,623	$170,626
Net income	$41,950	$31,676

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

21. VIE (Continued)

	For the Nine Months Ended September 30,
	2016	2017
Cash flows of the VIEs
Net cash provided by operating activities	$655	$4,801
Net cash used in investing activities	(229)	(5,213)
Net cash used in financing activities	$—	$—

        There is no VIE where the Sogou Group has a variable interest but is not the primary beneficiary.

Summary of VIE Agreements Currently in Effect

Agreements between Sogou Technology and Nominee Shareholders of Sogou Information

        Loan and share pledge agreements between Sogou Technology and the shareholders of Sogou Information. The loan agreement provides for a loan to Xiaochuan Wang, who holds 10% of the equity interest in Sogou Information, to be used by him to make contributions to the registered capital of Sogou Information in exchange for his equity interest in Sogou Information. The loan is interest free and is repayable on demand, but Mr. Wang may repay the loan only by transferring to Sogou Technology his equity interest in Sogou Information. Under the pledge agreement, all of the shareholders of Sogou Information pledge their equity interests to Sogou Technology to secure the performance of their obligations under certain VIE agreements. If any shareholder of Sogou Information breaches any of his or its obligations under any VIE agreements, Sogou Technology is entitled to exercise its rights as the beneficiary under the share pledge agreement. The share pledge agreement terminates only after all of the obligations of the shareholders under the VIE agreements are no longer in effect.

        Exclusive equity interest purchase rights agreement between Sogou Technology, Sogou Information, and the shareholders of Sogou Information. Pursuant to this agreement, Sogou Technology and any third party designated by it have the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders of Sogou Information all or any part of their equity interests at the lowest purchase price permissible under PRC law.

        Business operation agreement among Sogou Technology, Sogou Information, and the shareholders of Sogou Information. The agreement sets forth the right of Sogou Technology to control the actions of the shareholders of Sogou Information in their capabilities as such. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

        Powers of Attorney executed by the shareholders of Sogou Information in favor of Sogou Technology with a term of 10 years that is extendable at the request of Sogou Technology. These powers of attorney give Sogou Technology the right to appoint nominees to act on behalf of each of the three Sogou Information shareholders in connection with all actions to be taken by Sogou Information.

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

21. VIE (Continued)

Business Arrangements between Sogou Technology and Sogou Information

        Exclusive technology consulting and service agreement between Sogou Technology and Sogou Information. Pursuant to this agreement Sogou Technology has the exclusive right to provide technical consultation and other related services to Sogou Information in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

c.
Risks in Relation to the VIE Structure

        It is possible that the Sogou Group's operation of certain of its operations and businesses through its VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Sogou Group's management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the "MOFCOM") released on its Website for public comment a proposed PRC law (the "Draft FIE Law") that appears to include VIE within the scope of entities that could be considered to be foreign invested enterprises (or "FIEs") that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control." If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Sogou Group's VIE arrangements, and as a result the Sogou Group's VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, about the Sogou Group's operation of certain of its operations and businesses through its VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Sogou Group's income, revoking the business or operating licenses of the affected businesses, requiring the Sogou Group to restructure its ownership structure or operations, or requiring the Sogou Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Sogou Group's business operations, and have a severe adverse impact on the Sogou Group's cash flows, financial position and operating performance.

        In addition, it is possible that the contracts among Sogou Technology, Sogou Information, and the nominee shareholders of Sogou Information would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Sogou Group was unable to

SOGOU INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands of US Dollars, except for share and per share data, unless otherwise noted)

21. VIE (Continued)

enforce these contractual arrangements, the Sogou Group would not be able to exert effective control over the its VIEs. Consequently, the VIEs' results of operations, assets and liabilities would not be included in the Sogou Group's consolidated financial statements. If such were the case, the Sogou Group's cash flows, financial position, and operating performance would be materially adversely affected. The Sogou Group's contractual arrangements Sogou Technology, Sogou Information, and the nominee shareholders of Sogou Information are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Sogou Group's operations and contractual relationships would find the contracts to be unenforceable.

        The Sogou Group's operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions. Goodwill primarily represents the expected synergies from combining an acquired business with the Sogou Group. Intangible assets acquired through business acquisitions mainly consist of copyrights, domain names and trademarks and developed technologies. Unrecognized revenue-producing assets held by the VIEs include certain licenses for the provision of content over the Internet and other licenses, patents, trademarks, copyrights, domain names, and trade secrets. The VIEs also have an assembled workforce, focused primarily on research and development, whose costs are expensed as incurred. The Sogou Group's operations and businesses may be adversely impacted if the Sogou Group loses the ability to use and enjoy assets held by its VIEs.

22. SUBSEQUENT EVENTS

        The Sogou Group has performed an evaluation of subsequent events through November 6, 2017, which is the date the financial statements were issued, and did not identify any material subsequent events.

QuickLinks

Appendix I